                                                                   EXHIBIT D-3.2

                               STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION






Central Illinois Public Service      :
Company                              :
CIPSCO Incorporated                  :
Union Electric Company               :  95-0551
                                     :
Joint Application for approval of    :
merger and reorganization.           :




                                     ORDER
                                     -----



DATED:  September 10, 1997

                               TABLE OF CONTENTS
                               -----------------

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
   I.  PROCEDURAL HISTORY............................................  1

  II.  DESCRIPTION OF THE REORGANIZATION.............................  4

 III.  REASONS FOR THE PROPOSED MERGER AND OVERVIEW OF APPLICANTS'
       POSITION REGARDING MARKET POWER ISSUES........................  9

  IV.  RELIEF REQUESTED.............................................. 11

   V.  APPLICABLE LAW................................................ 12

  VI.  OVERVIEW OF THE POSITIONS OF STAFF, IIEC, CUB AND QST......... 15

         A. Staff's Position ........................................ 15

         B. IIEC's Position ......................................... 15

         C. CUB's Position .......................................... 16

         D. QST's Position .......................................... 17

 VII. CONTESTED ISSUES............................................... 17

         A.  Applicants' Merger Savings Plan and Related Issues ..... 17

             1. Applicants' Position ................................ 17

             2. Positions of Staff, IIEC and CUB .................... 20

                  a. Approval of a Sharing Plan in this Proceeding .. 20

                  b. The Merger Premium ............................. 22

                  c. Applicants' Estimates of Savings ............... 24

                  d. Tracking of Actual Savings ..................... 26

                  e. Timing of Rate Case Filing ..................... 28

                  f. Part 285 Requirements .......................... 29

             3. Commission's Conclusion ............................. 30

         B. Transfer of UE's Illinois Distribution Assets and Service
            Territory to CIPS........................................ 32
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                                       1
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
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
     1. Applicants' Position ........................................ 32

     2. Positions of Staff and IIEC ................................. 33

          a. Jurisdictional Concerns ................................ 33

          b. Prudence of the SSA Alternative......................... 36

          c. Allocation of Costs Under the SSA Alternative........... 39

          d. Savings Under the Transfer ............................. 39

          e. Consolidation of Metro East Rates with Rates Applicable to the Rest of CIPS' Service Area .......................40

     3. Commission's Conclusion ......................................40

 C. Ability of CIPS and UE to provide adequate, reliable,
    efficient, safe and least-cost public utility service............ 42

 D. The Public Convenience Standard under Section 7-102 ............. 43

 E. Market Power Issues.............................................. 44

     1. Overview of the Merger Guidelines adopted by the FERC ........44

     2. Applicants' Position......................................... 45

          a. Product Market.......................................... 45

          b. Geographic Market....................................... 47

          c. HHI Results............................................. 48

          d. Analysis of Other Factors Affecting Market Power........ 48

     3. Staff's Position..............................................52

          a. Product Market.......................................... 52

          b. Geographic Market....................................... 53

          c. HHI Results............................................. 53

          d. Analysis of Other Factors Affecting Market Power........ 54

     4. CUB's Position................................................55

                                       2

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
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
          a. CUB's Analysis.......................................... 55

          b. Responses of Applicants and Staff....................... 57

     5. Commission's Conclusion...................................... 58

VIII. NO UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES......... 59

  IX. ALLOCATION OF COSTS AND FACILITIES BETWEEN UTILITY AND NON-
      UTILITY OPERATIONS............................................. 60

       A. The Commission's Jurisdiction.............................. 61

       B. The Revised GSA............................................ 63

       C. Other Matters.............................................. 64

   X. ABILITY TO RAISE CAPITAL ON REASONABLE TERMS AND TO MAINTAIN A
      REASONABLE CAPITAL STRUCTURE................................... 66

  XI. CIPS AND UE WILL REMAIN SUBJECT TO ALL APPLICABLE LAWS,
      REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE
      REGULATION OF ILLINOIS PUBLIC UTILITIES........................ 67

 XII. THE JOINT DISPATCH AGREEMENT................................... 67

XIII. FINDINGS AND ORDERING PARAGRAPHS............................... 68

                               STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION


Central Illinois Public Service      :
 Company                             :
CIPSCO Incorporated                  :
Union Electric Company               :  95-0551
                                     :
Joint Application for approval of    :
 merger and reorganization.          :



                                   ORDER
                                   -----

By the Commission:

I.        PROCEDURAL HISTORY

          On November 6, 1995, Central Illinois Public Service Company ("CIPS"), CIPSCO Incorporated ("CIPSCO") and Union Electric Company ("UE" or "Union Electric") (collectively, the "Applicants") filed a joint application (the "Application") with the Illinois Commerce Commission ("Commission") pursuant to Sections 7-204 and 7-204A, and to the extent necessary, Section 7-102, of the Public Utilities Act ("Act") (220 ILCS 5/7-204, 7-204A and 7-102) seeking approval of their merger and reorganization and seeking further relief pursuant to Sections 6-103, 7-101, 7-102, 7-203, 8-406, 8-508, 8-508.1 and 9-201 of the
Act. The Application seeks an order of the Commission authorizing CIPSCO to merge with Ameren Corporation ("Ameren"), and UE to merge with Ameren's subsidiary, Arch Merger, Inc. ("Arch Merger"), with Ameren becoming the holding company parent of UE and CIPS. The Application further seeks an order authorizing the transfer of UE's Illinois electric and gas distribution assets (other than electric generation and transmission assets) to CIPS (the "Transfer"). The Application also seeks the Commission's approval to engage in various transactions necessary to complete the merger and reorganization as described therein.

          The Citizens Utility Board ("CUB"), the Illinois Industrial Energy Consumers ("IIEC")/1/,

-------------------
/1/IIEC consists of Big River Zinc Corporation; Cerro Copper Products, a member of the Marmon Group; Chemetco Inc.; Laclede Steel Company; Monsanto Company; Shell Oil Company; Jefferson Smurfit Corporation; Harcross Pigments; and Ethyl Corporation, which take electric service from UE, and Archer-Daniels-Midland Company; Central Soya Company, Inc.; Marathon Oil Company; and Quantum Chemicals
Company, which take electric service from CIPS.                   (continued...)

Illinois Power Company ("IP"), and the International Brotherhood of Electrical Workers ("IBEW") Locals 2, 702, 1455 and 309 filed petitions to intervene in this proceeding that were granted by the Hearing Examiner.

          Pursuant to proper legal notice, a pre-hearing conference were held in this matter before a duly authorized Hearing Examiner of the Commission at its offices in Springfield, Illinois on December 6, 1995. Thereafter, additional hearings were held on January 18, February 9, April 29 and 30, May 1 and 3, June 7 and 17 and August 22 and 29, 1996. Appearances were entered at the evidentiary hearings by counsel on behalf of Applicants, CUB, IIEC, the Commission Staff ("Staff") and IP. The following twelve witnesses presented evidence on behalf of Applicants in support of the Application: Clifford L. Greenwalt, President and Chief Executive Officer of CIPSCO and CIPS; William A. Koertner, Vice President - Finance and Corporate Secretary of CIPSCO and CIPS; Douglas W. Kimmelman, Vice President at Goldman Sachs & Co.; Gary L. Rainwater, Vice President of Corporate Planning of UE; Jerre E. Birdsong, Treasurer of UE; Gilbert W. Moorman, Vice President - Power Supply of CIPS; Craig D. Nelson, Treasurer and Assistant Secretary of CIPS and Treasurer, Assistant Secretary and Assistant Controller of CIPSCO; Gregory L. Nelson, Manager of the Tax Department of UE; Steven D. Pettit, Gas Supply Supervisor of CIPS; Robert J. Mill, Manager of the Regulatory Department of CIPS; Thomas J. Flaherty, National Partner for Utilities Consulting of Deloitte & Touche, LLP; John C. Guibert, Vice President of SYNERGY Consulting Services Corp; and James A. Reid, Senior Vice President of CSC Planmetrics. Richard A. Rosen, Executive Vice-President of the Tellus Institute and Director of the Institute's Energy Group, testified on behalf of CUB. Maurice Brubaker, a principal in the firm of Brubaker & Associates, Inc., testified on behalf of IIEC. The following nine witnesses testified on behalf of Staff: Eric P. Schlaf, a Senior Economist in the Commission's Office of Policy and Planning; Alan S. Pregozen, Chief Financial Analyst in the Finance Department of the Commission's Public Utility Division ("PUD"); Tony Haynes, a Senior Analyst in the Integrated Resource Planning ("IRP") Program of the Commission's Energy Programs Division; Carl R. Peterson, an Economic Analyst in PUD's Rate Design Department; Thomas Q. Smith, an Audit Supervisor in the Auditing Section of PUD's Accounting Department; Karen Goldberger, an Accountant in the Auditing Section of PUD's Accounting Department; Brian Collins, an Economic Analyst in PUD's Planning and Operations Department; John J. Stutsman, the Director of the IRP Program in the Commission's Energy Programs Division; and Robert E. Bishop, Assistant Manager of PUD. At the conclusion of the hearing on August 29, 1996, the record was marked "Heard and Taken."

          Applicants, Staff, IIEC and CUB filed initial briefs and reply briefs. Applicants filed a draft order.

------------------
(...continued)
Company, which take electric service from CIPS.

          The Hearing Examiner's proposed order was served on the parties. Briefs on exceptions were filed by Applicants, Staff, IIEC and CUB. Replies to exceptions were filed by Applicants, Staff and IIEC. These filings have been considered by the Commission in reaching its decision in this proceeding.

          On January 27, 1997, the Commission, on its own motion, reopened the record in this proceeding to receive testimony concerning market power issues. In reopening the docket, the Commission asked the parties to address the impact of the proposed merger and any associated agreements on the competitiveness of existing and likely future Illinois retail markets. The Commission expressed its concern that the Federal Energy Regulatory Commission ("FERC") and Missouri Public Service Commission proceedings regarding the merger will not sufficiently address the impact of the merger on retail markets in Illinois. The Commission stated that, if a party determines that market power under the proposed merger will impinge upon competition in the existing or likely future Illinois retail market, the party should suggest conditions that could be imposed on the merger to address that market power concern. In order to limit the scope of questioning in the reopened docket, the Commission instructed the parties to use the five steps of merger analysis set out in Appendix A of the FERC's December 18, 1996 Merger Policy Statement./2/

          On February 18, 1997, Applicants filed a motion asking the Commission to reconsider its order reopening the record and to grant consent, authority and approval for the merger. CUB and IIEC filed responses to this motion. Applicants filed a reply. On March 3, 1997, the Commission entered an order denying Applicants' motion to reconsider.

          On March 3, 1997, the Commission entered an order expanding the scope of the reopened record to address the terms and conditions of the Applicants' proposed General Services Agreement ("GSA") and potential loss of jurisdiction to the Securities and Exchange Commission ("SEC"). Instructions to the parties regarding the GSA issues to be addressed on reopening were set forth in a March 4, 1997 memorandum from Commissioner Kretschmer to the Hearing Examiner that was forwarded to the parties.

          Pursuant to proper legal notice, hearings were held in the reopened phase on February 10, February 18, February 27, March 3, March 5, March 10, March 27, May 12 and May 29, 1997, at which scheduling and other procedural matters were discussed. At a hearing on June 2, 1997, evidence was received regarding the issues on reopening. The following five witnesses submitted evidence on behalf of Applicants: William A. Koertner, Vice President - Finance and Corporate Secretary of CIPSCO and CIPS; Maureen A. Borkowski, UE's Manager of Energy Services in the Corporate Planning function; David A. Whiteley, Manager of Electrical Engineering for UE; Rodney W. Frame, a Vice President of National Economic Research Associates, Inc.; and Warner L. Baxter, Controller of UE. William G. Shepherd, a Professor of Economics at the University of

-------------------

/2/ FERC Docket No. PM96-6-000, Inquiry Concerning the Commission's Merger Policy under the Federal Power Act: Policy Statement, Appendix A,

Massachusetts, presented evidence on behalf of CUB. Three witnesses presented evidence on behalf of Staff: Thomas Q. Smith, an Audit Supervisor in the Accounting Department of the Commission's Public Utilities Division; Steven A. Mitnick, a Director of Hagler Bailly Consulting, Inc.; and Robert J. Michaels, a Professor of Economics at California State University, Fullerton, and Senior Advisor to Hagler Bailly Consulting, Inc. The parties waived cross-examination of the witnesses. At the conclusion of the hearing on June 2, 1997, the record was marked "Heard and Taken."

          On June 26, 1997, QST Energy Trading Inc. ("QST") filed a petition to intervene and to reopen the record. On July 7, 1997, the Commission granted the petition to intervene, but denied the request to reopen the record.

          On June 26, 1997, CUB filed a motion to reopen the record for the purpose of admitting into evidence the responses of Applicants to two CUB data requests. The motion was not opposed by any party. The Hearing Examiner granted the motion and admitted the data request responses into evidence as CUB's Late-Filed Exhibits 1 and 2. After admitting these exhibits, the Hearing Examiner marked the record "Heard and Taken."

          Applicants, Staff and CUB filed initial briefs and reply briefs on reopening. Applicants filed a draft order on reopening.

          A second Hearing Examiner's proposed order reflecting the proceedings on reopening was served on the parties. Briefs on exceptions thereto were filed by Applicants, Staff, IIEC, CUB and QST. Replies to exceptions were filed by Applicants, Staff, CUB and QST. These filings have been considered by the Commission in reaching its decision in this proceeding to the extent that they address issues considered in the reopened record.

II. DESCRIPTION OF THE REORGANIZATION

          CIPS is an Illinois corporation that operates as a public utility in Illinois pursuant to the Act. CIPS provides electric service to 317,000 customers and gas service to 166,000 customers in a 20,000 square mile region of central and southern Illinois. CIPSCO, an Illinois corporation and a holding company, owns all of the common stock of CIPS and CIPSCO Investment Company ("CIC"), through which CIPSCO conducts non-utility businesses. UE is a Missouri corporation that operates as a public utility in Missouri and Illinois. UE provides electric service to approximately 1,060,000 customers in Missouri and 64,000 customers in Illinois. Its Illinois electric service area includes the cities of East St. Louis and Alton. UE provides gas service to approximately 100,000 customers in Missouri and 18,000 customers in Illinois. Under the Agreement and Plan of Merger between Union Electric and CIPSCO (the "Merger Agreement") (App. Ex. WAK-2), once all shareholder and regulatory approvals have been obtained, CIPSCO will merge with and into Ameren, a Missouri corporation, and UE will merge with Ameren's subsidiary, Arch Merger, a Missouri corporation, with UE as the surviving company. As a result, Ameren, which will register under the Public Utility Holding Company Act of 1935, 15 U.S.C. (S) 79 et seq. ("PUHCA"), will become the holding company parent of UE, CIPS and CIC. Ameren will transfer UE's Illinois assets (excluding electric generation and transmission assets) to CIPS, and CIPS will succeed to UE's Illinois public utility business.

          Each share of issued and outstanding CIPSCO common stock will be converted into 1.03 shares of Ameren common stock, and each issued and outstanding share of UE common stock will be converted into Ameren common stock using a one-for-one conversion ratio. Ameren is expected to have a total of about 137,000,000 shares of common stock outstanding. The shareholders of CIPSCO and UE would own securities representing approximately 25.6% and 74.4%, respectively, of the outstanding voting power of Ameren. The outstanding UE and CIPS preferred stock will not be affected. Ameren's Board of Directors will consist of fifteen persons drawn from the Boards of Directors of UE and CIPSCO, ten designated by UE and five designated by CIPSCO.

          The shareholders of CIPSCO and UE met in separate meetings on December 20, 1995 to vote on the merger proposal. The merger was approved by the affirmative vote of 97% of the CIPSCO shares voting and 96% of the UE shares voting.

          Ameren intends to use the "pooling of interests" method of accounting to reflect the merger on its books. The assets, liabilities and capitalization of UE and CIPSCO will be combined in the consolidated financial statements of Ameren at the recorded amounts stated in their respective balance sheets immediately preceding the merger. For the fiscal year in which the merger occurs, the income of Ameren will include the income of UE and CIPSCO for the entire year. The reported income of the separate companies for prior periods will be combined and restated as income of Ameren.

          The headquarters of Ameren will be in St. Louis, Missouri. The headquarters of the two utility subsidiaries will remain in their current locations: UE's in St. Louis, and CIPS' in Springfield, Illinois.

          Subsequent to the merger, Applicants intend to integrate various corporate functions via a service company providing services to the Ameren companies. Applicants have entered into a services agreement (the "General Services Agreement"), which Applicants intend to file with the Securities and Exchange Commission ("SEC"). Under PUHCA, the SEC has jurisdiction over affiliated interest transactions of public utility affiliates of a registered holding company. [PUHCA, (S) 13.] Applicants indicate that the Commission will also continue to have jurisdiction over affiliated interest transactions under
Section 7-101 of the Act and the jurisdictional conditions agreed to by Applicants that are set forth in the Appendix to this Order. These jurisdictional conditions were set forth in Appendix B to Applicants' reply brief.

          Subsequent to the merger, CIPS and UE will operate their combined electric generation and transmission facilities as a single control area. A control area is an electric system that conforms to consistently applied regional and national reliability standards, guidelines or criteria, and is capable of adjusting its generation to meet its constantly changing demand, meet its interchange schedule with other systems and contribute to the frequency control of the bulk electric network of which it is a part. Presently, Union Electric and CIPS operate as separate control areas.

          After the merger is effected, a system dispatch center will dispatch CIPS and Union Electric generating units without regard to which operating company actually owns the unit, but rather, on the basis of which of the units, or competitive options, offers the lowest incremental cost (subject to operational constraints) for the next increment of load. Each company will continue to be credited with its own lowest-cost generation to serve its own load requirements. Both systems will be modeled after-the-fact to determine how variable generation costs are to be allocated between the companies. Each company will have lower energy supply variable costs as a result of electric joint dispatch. CIPS and Union Electric have entered into a Joint Dispatch Agreement (App. Ex. GWM-6 (Rev.)) to govern the allocation of costs and revenues associated with the central dispatch of their electric generation.

          Union Electric and CIPS also intend to arrange all gas purchases, transportation and storage on a centralized basis. Applicants are currently evaluating joint dispatch of their gas systems. Applicants intend to realize the economies possible from gas joint dispatch under existing purchase, transportation and storage contracts, and to increase the potential for such economies in future arrangements. Applicants have agreed to Staff's proposal that consideration of the joint dispatch of CIPS' and Union Electric's gas systems be addressed in a future proceeding before the Commission.

          Pursuant to the Merger Agreement, Ameren would transfer Union Electric's electric and gas service territory in Illinois, known as the "Metro East" area, and the electric and gas distribution facilities used to provide service to Metro East, from Union Electric to CIPS. The Metro East electric service area comprises about 330 square miles, with about 64,000 customers in 33 communities; the Metro East gas service territory is considerably smaller, with gas service provided in and around Alton, Illinois to about 18,000 customers. CIPS would acquire the electric and gas distribution systems, including electric lines and substations, as well as all associated general plant in service in Illinois (the "Distribution Assets"). CIPS would not take ownership of any Union Electric electric generation or transmission facilities operating in Illinois or elsewhere.

          As an integral element of this transfer, CIPS and Union Electric would enter into a System Support Agreement (the "SSA"), the purpose of which is to maintain, during a transition period, the allocation to the Metro East service area of the Union Electric generation and transmission plant currently serving that area. The SSA, as originally filed with this Commission and the FERC, had a term of 30 years and provided that, as Union Electric's existing generation units are retired, the contracted level of capacity and energy support to CIPS from the Union Electric generation would proportionately decrease. In response to objections to the SSA from the Staff and IIEC regarding the 30 year term, Applicants offered an alternative SSA (the "SSA Alternative"). Specifically, Applicants offered to amend the SSA to provide two contract periods totalling ten years: a five-year fixed period, followed by a five-year phase-out period. UE witness Rainwater testified that, in addition to addressing the concerns of other parties, this proposal would also provide Union Electric with a reasonable transition period to mitigate the possibility of the contract phase-out causing an adverse impact on either Ameren's shareholders or Union Electric's Missouri customers.

          Applicants indicate that this transitional agreement would avoid the effectuation of changes in the cost of service for either existing CIPS customers or Metro East customers by virtue of the change in corporate structure, and would avoid the creation of stranded costs for Union Electric. Under the SSA Alternative, Union Electric would provide CIPS with specified levels of capacity and energy, based on historical load patterns in Metro East. CIPS will be responsible for meeting power requirements in excess of those provided by the SSA Alternative for all future load growth in the transferred area, and for replacement of power services phased out during the second five years of the SSA Alternative.

          The Applicants explained that the SSA Alternative is, essentially, a cost allocation mechanism for the continued recovery of currently allocated Union Electric power supply and transmission costs from the transferred Illinois electric customers. Union Electric's generation and transmission system was planned and constructed as an integrated system which would serve all of its customers, including those customers being transferred to CIPS. Consequently, cost allocations have historically been made between jurisdictions to reflect Union Electric's generation and transmission costs in serving each jurisdiction, resulting in revenue levels that provide for cost recovery. Applicants indicate that the SSA Alternative preserves the recovery of costs for the portion of Union Electric's generation and transmission system that will continue to serve Illinois customers after the merger is effective. Applicants emphasize that if an appropriate mechanism for continued cost allocation were not implemented, cost shifting could occur between state jurisdictions and, consequently, rates could be impacted as a result of the transfer. Accordingly, Applicants conclude that the transfer of the Illinois customers would not be possible without the SSA Alternative.

          As will be discussed more fully in Section VII.B.2.a of this order, Applicants are willing to enter into the SSA Alternative subject to the condition that the Commission's retail rate jurisdiction over the allocation of Union Electric plant and expenses to Metro East be preserved.

          Applicants also intend to transfer to CIPS the accumulated deferred income taxes ("ADIT") associated with the transferred property. Applicants have requested the issuance of a private letter ruling ("PLR") by the Internal Revenue Service ("IRS") related to the ADIT associated with the distribution assets to be transferred by UE to CIPS. Applicants intend that the distribution assets not be transferred until a favorable PLR is issued by the IRS.

          Another aspect of the proposed transfer involves the disposition of certain nuclear decommissioning funds. Union Electric's rates in Illinois, as well as its wholesale rates and its rates in Missouri, recognize nuclear decommissioning expenses related to its Callaway generating plant. The amounts reflected in cost of service are deposited quarterly in an external qualified trust. Union Electric also maintains a non-qualified trust, subject to this Commission's jurisdiction under Section 8-508.1 of the Act. The amount collected by Union Electric annually from Illinois ratepayers is $355,000. As of June 30, 1995, a total of $5.7 million was held in the Illinois subaccount of the external qualified trust. No funds are held in the non-qualified trust.

          If the merger and property transfer are consummated, Union Electric will no longer have an Illinois retail electric jurisdiction. Since the IRS requires that contributions into a qualified trust must be included in the contributing utility's cost of service for the contributing jurisdiction, Union Electric will no longer be able to place the annual contribution from Illinois customers into the qualified trust. The SSA Alternative provides, inter alia, for the payment by CIPS to Union Electric of nuclear decommissioning costs, which would be contributed quarterly to the qualified trust in the FERC subaccount, because the SSA Alternative is FERC-jurisdictional. This cost, which is currently reflected in the rates paid by Metro East customers, would continue to be passed on to them as part of the cost of power purchases that CIPS makes from UE under the SSA Alternative. Therefore, Applicants seek the Commission's approval to transfer the Illinois subaccount funds to the FERC subaccount.

          UE and CIPS intend that there be no immediate change in the status quo for any customer group as a result of the transfer of UE's Illinois customers to CIPS. They assert that the structural changes resulting from the merger are not intended to benefit some customers at the expense of others, and should not effect rate increases. Accordingly, prior to the closing of the merger, CIPS intends to seek approval of tariffs for Metro East electric customers that will produce customer bills identical to bills under the Union Electric existing tariffs now in effect for the transferred Union Electric territory. Base rates will be identical to Union Electric's current base rates. CIPS witness Mill explained that CIPS will make any necessary adjustments to the FAC to avoid passing through the FAC any costs that are presently included in Union Electric's base rates.

          CIPS will propose a separate service schedule of tariffs for gas customers being transferred from Union Electric to CIPS. The gas tariffs, including the PGA, will be identical to Union Electric's existing tariffs and will produce customer bills equal to the bills that would have been issued under the current Union Electric gas tariffs. The PGA calculation after the transfer of customers will be performed with the same cost information used currently by Union Electric for the Illinois customers.

          CIPS has committed to file a rate case applicable to its present service territory no later than 12 months after closing of the merger. Mr. Mill indicated that in all likelihood, the rate case will be an alternative regulation proceeding under Section 9-244 of the Act. (App. Ex. RJM-7, p. 2) The rate filing will include a proposal for reflecting in rates the effect of the merger, including cost savings, the costs to achieve those savings, transaction costs and the merger premium. Specifically, Applicants have proposed that, over the first ten years following the merger, initially estimated merger-related savings, net of the costs to achieve, transaction costs and merger premium, be shared equally between the shareholders and ratepayers. All merger-related savings during the first ten years that exceed the initially identified amount and all such savings after that ten-year period would accrue to the sole benefit of the ratepayers. The proposal is discussed in detail in
Section VII.A of this order. Applicants request that the Commission find that this proposed treatment of the merger-related costs and cost savings is reasonable, and should be reflected in the rate case to be filed by CIPS. Alternatively, Applicants request that the Commission find, at the very least, that (i) the merger premium and transaction and transition costs are just and reasonable; (ii) it is reasonable and appropriate for Applicants to recover the merger premium and transaction and transition costs; and (iii) it is reasonable and appropriate for Applicants to share in the net merger savings (App. initial brief, p. 28).

III. REASONS FOR THE PROPOSED MERGER AND OVERVIEW OF APPLICANTS' POSITION REGARDING MARKET POWER ISSUES

     Applicants' witness Greenwalt's description of the reasons for the merger is summarized in the next three paragraphs.

     The managements of both UE and CIPSCO believe that the merger offers significant strategic, operational and financial benefits. The merger provides benefits and opportunities to shareholders of both companies as well as to the employees and customers in the communities in which both companies do business. The merger will create significant cost savings that will help offset rising costs and maintain competitive prices, thereby benefiting customers and improving the ability of both utility affiliates to meet the challenges of the increasingly competitive environment in the utility industry. Ameren will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either UE or CIPSCO standing alone. The merger will provide benefits for customers in the form of lower rates than would otherwise be the case over the long term and for shareholders in the form of greater financial strength, increased financial flexibility, and improved competitive position.

     The strategically combined companies will have enhanced opportunities for marketing in the wholesale and interchange markets. The two companies will have electric interconnections with 28 other electric utility systems. These interconnections will provide opportunities for sales transactions with the directly interconnected systems and, through them, with even more systems. The combined service territories of UE and CIPS will be larger and more diverse than either of the service territories of UE or CIPS as independent entities. This increased geographic diversity should reduce risk due to exposure to local changes in economic or competitive conditions.

          Together, UE and CIPS will be able to draw on a larger and more diverse mid- and senior-level management pool to lead Ameren in an increasingly competitive environment. Moreover, the combined companies should be better able to attract and retain highly qualified employees. The employees of Ameren and its affiliated companies should also benefit from new opportunities in the expanded organization.

          Applicants' witness Craig D. Nelson outlined the Applicants' final estimate of savings expected to result from the merger during the first ten years after the merger The estimated savings are as follows (App. Ex. CDN-16):


        Savings Category          Savings (millions)
        ----------------          ------------------

Labor                                    $267
Corporate and administrative programs     235
Purchasing economies (non-fuel)            84
Electric production                       101
Gas production                             37
Additional operational savings             35
                                         ----

Total Savings                            $759

          Taking into account transaction costs of $22 million and transition costs of $51 million, Applicants expect the merger to produce $686 million in net savings over the ten-year period. [App. Ex. CDN-16.] The savings figures presented by Mr. Nelson, which were the result of a nine-month Implementation Plan effort by Applicants, are greater than the original net savings estimate of $549 million presented in the direct testimony of Applicants' witnesses Flaherty and Rainwater.

          With respect to the market power issues, Applicants note that utilities in Illinois currently have protected retail service territories. Since this Commission regulates the price, type and quality of service rendered to retail customers, as well as the area within which retail service is rendered for each utility under its jurisdiction, Applicants conclude that the merger cannot now have a significant adverse impact on retail competition.

          Concerns relating to market power in retail markets could arise, in Applicants' view, only from the restructuring of the retail market to permit competition for load across service areas. Applicants indicate that any such concerns would be generic in nature and would relate to all utilities, regardless of whether they have previously undergone a merger or not.

          Although it is difficult to predict today what shape the coming retail market will take, precisely when that market will arrive, or just what specific problems will arise when that market gets underway, Applicants assert that their evidence shows that this merger is likely to have no adverse market power implications in a deregulated retail market. Applicants indicate that when their proposed merger is subjected to the FERC "screening analysis" ordered by the Commission, it is clear that the merger poses no market power concerns requiring mitigation.

IV.  RELIEF REQUESTED

     Applicants request that the Commission enter an order granting the following relief: (1) pursuant to Sections 7-204 and 7-204A of the Act, and to the extent required, 7-102, authorizing UE, CIPS and CIPSCO to reorganize as set forth in the Application; (2) pursuant to Section 7-102, authorizing Ameren to transfer to CIPS UE's Illinois assets (other than electric generation and transmission assets) and authorizing CIPS to succeed to UE's Illinois public utility business; (3) pursuant to Sections 7-101, 7-102 and 7-204A, authorizing CIPS to engage in transactions with affiliated interests as set forth in the application; (4) finding that the cost allocation principles reflected in the General Services Agreement are reasonable; (5) finding that CIPS' entry into the SSA Alternative is prudent and reasonable and consenting thereto; (6) finding that CIPS' entry into the Joint Dispatch Agreement is prudent and reasonable and consenting thereto; (7) pursuant to Section 6-103, approving the post-merger capitalization of CIPS, as set forth in the application; (8) pursuant to Section 8-508, authorizing UE to discontinue providing retail electric and gas service in the State of Illinois as of the effective date of the Transfer; (9) pursuant to Section 8-406, generally transferring to CIPS as of the effective date of the Transfer all certificates of public convenience and necessity issued by the Commission pursuant to Section 8-406, or any similar provision of predecessor statutes, to UE; (10) pursuant to Section 7-203, transferring to CIPS all Illinois franchises, licenses, permits or rights held by UE at the effective date of the Transfer; (11) finding that, upon UE's discontinuance of retail electric and gas service in Illinois, UE shall cease to be a public utility as defined in Section 3-105 of the Act; (12) pursuant to Section 9-201, waiving the 45-day notice requirement for the filing of the initial CIPS tariffs for the Metro East service territory and authorizing CIPS to file such tariffs not less than five days prior to the effective date of the merger, the tariffs to be the effective as of the effective date of the Transfer; (13) finding that Applicants' proposal for recovery of merger-related costs and sharing of merger benefits is appropriate; (14) terminating the conditions for transactions among CIPS and its affiliates imposed in Docket No. 86-0256, effective upon consummation of the merger; (15) to the extent required by Section 8-508.1, approving the transfer of funds in the Illinois subaccount of UE's nuclear decommissioning qualified external trust to the FERC subaccount of that same trust; and (16) authorizing to the extent necessary Applicants' performance of such other and further actions or transactions which are not contrary to the Act or the rules of the Commission, or inconsistent with the Application, as may be necessary and appropriate to carry out the actions and transactions proposed by the Application.

 V.  APPLICABLE LAW

     The action of the Commission in this proceeding with respect to the merger of CIPSCO into Ameren and Union Electric with Arch Merger is governed by Section 7-204 relating to the approval of reorganizations. Under Section 7-204, the term "reorganization" is defined as "any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of an Illinois public utility; or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility." This section further provides that the "Commission shall not approve any proposed reorganization if the Commission finds, after notice and hearing, that the reorganization will adversely affect the utility's ability to perform its duties under this Act."

     In reviewing the proposed reorganization, the Commission is required by
Section 7-204 to find that:

     (a) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

     (b) the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers;

     (c) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

     (d) the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure; and

     (e) the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities.

     Section 7-204 provides that "in approving any proposed reorganization pursuant to this Section, the Commission may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers."

     Staff and CUB and IIEC contend that the merger also requires Commission approval under Section 7-102 of the Act. (Staff initial brief, pp. 8-9, CUB initial brief, p. 2, IIEC initial brief, p. 28) Section 7-102(d) of the Act requires Commission approval before a public utility by any means, direct or indirect, can merge or consolidate its franchises, licenses, permits, plants, equipment, business or other property with that of any other public utility. The standard for approval of a merger under Section 7-102 is a finding by the Commission that the application "should reasonably be granted, and that the public will be convenienced thereby." Section 7-102 provides that the Commission may attach such conditions to its approval as it deems proper.

     Applicants contend that the merger transaction does not require Commission approval under Section 7-102. Applicants emphasize that CIPS and UE are not merging;

rather, CIPS and UE are reorganizing under a common holding company. They further note that the Merger Agreement is between CIPSCO and UE. (Initial brief, p. 19)

     The Commission concludes that approval of the merger is required under
Section 7-102(d).. Section 7-102(d) applies to the direct or indirect merger or consolidation of one public utility's franchises, licenses, plants, equipment, business or other property with that of another public utility. While CIPS and UE may not be directly merging per se, Applicants seek approval for CIPSCO to merge with Ameren and UE to merge with Ameren's subsidiary, Arch Merger, with Ameren becoming the holding company parent of CIPS and UE. These transactions indicate an indirect merger of CIPS and UE. In addition, the operation of the Joint Dispatch Agreement and the General Services Agreement, coupled with the formation of Ameren Services Company for the purpose of providing services to Ameren and its subsidiaries, demonstrates a direct or indirect consolidation of plant and equipment of UE and CIPS. The Joint Dispatch Agreement between CIPS and UE indicates that its purpose is to provide the contractual basis for coordinated operation of their combined generating resources and transmission facilities to achieve economies consistent with the provision of reliable electric service and an equitable sharing of the benefits and costs of such coordinated operation between them. (Applicants' Ex. GWM-6 (Rev.), p. 6)

     The proposed transfer of UE's Illinois assets to CIPS also requires the Commission's approval under a number of sections of the Act. Section 7-102 requires the Commission's approval for a number of transactions by and between public utilities. In particular, Section 7-102 provides that, without Commission approval:

     (b) No public utility may purchase, lease, or in any other manner acquire control, direct or indirect, over the franchises, licenses, permits, plants, equipment, business or other property of any other public utility;

     (c) No public utility may assign, transfer, lease, mortgage, sell (by option or otherwise), or otherwise dispose of or encumber the whole or any part of its franchises, licenses, permits, plant, equipment, business, or other property . . . .

Under Section 7-102, the Commission must find that the transfer is reasonable "and that the public will be convenienced thereby."

     Other Sections of the Act are implicated by the proposed transfer, as well. Applicants' proposed SSA Alternative requires Commission approval under Section 7-101(3) of the Act, which governs transactions with affiliated interests. The Commission may condition its approval under Section 7-101(3) "in such manner as it may deem necessary to safeguard the public interest." Section 8-406 of the Act governs certificates of public convenience and necessity. Section 8-508 prohibits a public utility from abandoning or discontinuing any service without the approval of the Commission. Section 7-203 of the Act requires the Commission's approval of the assignment or transfer of any

"franchise, license, permit or right to own, operate, manage or control any public utility." Also, Section 8-508.1 may require approval of the transfer of the funds in UE's Illinois subaccount to the FERC subaccount. Accordingly, to effect the Metro East transfer, Applicants require authorization for UE to discontinue the Metro East operations, and for the transfer of UE's property, business, certificates and franchises to CIPS.

     Also, Section 9-102 requires every public utility to file with the Commission schedules showing all rates, charges, classifications, rules and regulations relating to any product, commodity or service provided by the public utility. As indicated above, as of the effective date of the Transfer, CIPS propose to adopt essentially the same rates, charges, classifications, rules and regulations relating to electric and gas service as UE had in effect prior to the effective date of the Transfer for service provided by CIPS to the customers in the former UE Illinois service territory. Due to the exigencies of implementing the merger upon receiving all requisite shareholder and regulatory approvals, CIPS anticipates filing its tariffs with the Commission on less than the 45 days notice before effectiveness normally required by Section 9-201. Accordingly, CIPS requests permission under Section 9-201 to file the Metro East tariffs less than 45 days before their effective dates.

     Other sections of the Act are impacted by Applicants' need to obtain approval of various actions, transactions and waivers required to consummate the merger and reorganization. Section 6-103 provides that any reorganization of a public utility requires approval of the amount of post-reorganization capitalization by the Commission. Under Section 6-103, the amount of capitalization shall not exceed the fair value of the property involved.

     Applicants' proposed General Services Agreement requires Commission approval under Section 7-101(3) of the Act, which governs transactions with affiliated interests. CIPS and UE will jointly dispatch their electric generating resources pursuant to a Joint Dispatch Agreement. CIPS also requires the Commission's approval to enter into the Joint Dispatch Agreement pursuant to
Section 7-101(3).

     Finally, Section 7-204A requires that the Applicants submit certain information documenting the nature of the proposed reorganization.

VI.  OVERVIEW OF THE POSITIONS OF STAFF, IIEC, CUB AND QST

     A.  Staff's Position

     Staff does not oppose the approval of the basic merger transaction whereby CIPS and UE become wholly owned subsidiaries of Ameren. (Tr. 381) Staff, however, objects to Applicants' proposal for direct recovery of the merger premium, Applicants' request for pre-approval of their proposal that shareholders and ratepayers share the net forecasted merger-related savings over a ten year period, and Applicants' proposal to transfer UE's Illinois customers to CIPS.

     Staff does not oppose approval of the merger so long as the following six conditions are imposed: (1) the Applicants' request for direct recovery of the $232 million merger premium is denied; (2) any decision regarding the ratemaking treatment of the merger transaction/transition (non-merger premium) costs is deferred to a future rate proceeding; (3) the Applicants' request for pre-approval of their proposed sharing plan for the forecasted net merger-related cost savings is denied; (4) CIPS and UE are required to file an alternative regulatory plan or a traditional rate case within six months after the date the merger is closed; (5) CIPS and UE are required to include as part of their filing the information contained in 83 Ill. Adm. Code 285; and (6) the Applicants' request to transfer UE's Illinois customers and related facilities to CIPS is denied. (Staff Ex. 20.00, pp. 2-3)

     With respect to market power, Staff performed a screening analysis in accordance with the Merger Guidelines followed by the FERC. Staff concludes that the merger will not in any way impede a transition to full retail competition in Illinois. Staff points out that the merger may increase the benefits of competition because it will widen the market from which retail users in Illinois can choose suppliers.

     Staff recommends that no market power remedial conditions be imposed upon the merger. Staff states that mandatory divestiture would not noticeably increase competitiveness, and that divestiture would be a costly and risky process with little possible payoff, given CIPS' small part in the regional power market. Staff also notes that denying recovery of stranded investment would be of little effect since CIPS has a system with few stranded assets.

     B.   IIEC's Position

     IIEC's recommendations concerning the proposed merger address two principal areas: (1) the proposed transfer of UE's Illinois customers to CIPS and (2) Applicants' proposed merger savings plan and related issues. IIEC recommends that the Commission not allow the transfer of UE customers to CIPS, and that the Commission find that recovery of merger costs may be permitted in future proceedings only if Applicants can demonstrate the existence of those costs and establish that savings resulting from the merger are greater than the merger costs sought to be recovered. (Initial brief, pp. 1-2)

     IIEC indicates that the Commission should not in this proceeding make any finding concerning the prudence of Applicants' merger premium or transaction costs and should not prejudge the recovery of the merger premium or transaction costs. IIEC recommends that the Commission require that Applicants file a rate case, including an alternative regulatory plan, within six months of the final order in this docket, if the merger is approved. IIEC concludes that the Commission should require that Applicants demonstrate in that rate case through some affirmative means or mechanism that merger-related savings have actually occurred. (Initial brief, p. 29)

     IIEC took no position with respect to market power issues.

     C.  CUB's Position

     CUB opposes Applicants' proposed treatment of merger-related costs and savings. CUB asserts that Applicant's treatment places all of the financial risks on ratepayers. CUB indicates that the merger should be rejected unless the Commission modifies the treatment of merger-related costs and benefits in the manner proposed by it.

     CUB indicates that the Commission should determine in this proceeding how merger-related savings should be split between Applicants' shareholders and ratepayers. CUB concludes that Applicants' shareholders should receive approximately 20% of the merger-related actual savings, net of merger transaction costs. (Initial brief, pp. 19-20, reply brief, p. 2) CUB recommends that Applicants be required to implement a mechanism to track actual merger-related savings. CUB indicates that its proposed treatment of merger-related savings and costs should be implemented in a future rate case that Applicants should be ordered by the Commission to file within six months after the merger is consummated.

     With respect to market power, CUB concludes that the proposed merger would significantly hinder the development of a competitive retail market in Illinois. CUB emphasizes that the proposed merger is a merger between two utilities that are likely to be important competitors with each other during and after the expected shift to retail competition. CUB indicates that the merger will eliminate this future competition. CUB further contends that the merger will strengthen the ability of UE and CIPS to repel future competition from other firms. In light of these market power concerns, CUB witness Shepherd recommended that the Commission "not approve the merger until it is clear that there is a fully competitive retail electricity market for all customers." (CUB Ex. WGS-1, p. 18) If the Commission does not deny the request for approval of the merger, CUB recommends that the Commission require immediate divestiture of the generation of CIPS and UE as a condition of approval. (Initial brief on reopening, p. 19)

     D.  QST's Position

     QST opposes approval of the merger unless the Commission investigates the alleged anti-competitive behavior of Applicants described in QST's petition to intervene and reopen the record. The Commission has denied QST's request to reopen the record. Therefore, there is no evidentiary basis in support of QST's allegations.

VII. CONTESTED ISSUES

     A.   Applicants' Merger Savings Plan and Related Issues

          1.  Applicants' Position

     In this proceeding, Applicants have requested the Commission's approval of a regulatory plan for treatment of the costs associated with, and the savings produced by, the merger. There are four elements to Applicants' cost recovery and shared savings plan.

     The first two elements are the transaction and transition costs associated with the merger. The transaction costs total $22 million, and include costs for legal fees, regulatory costs, investment-banking and financial advisory fees, accounting fees, printing, postage, proxy solicitation, filing fees and consulting fees associated with the negotiation of the Merger Agreement and the obtaining of necessary regulatory approvals. (App. Ex. WAK-1, p. 9) The transition, or implementation, costs of $51 million are the costs necessary to effectuate the merger and achieve the merger-related cost savings./3/ Applicants' witness Koertner testified that transition costs include such costs as employee separation packages, employee relocation, system integration, telecommunication networking, internal and external communication, employee retraining and facility consolidation. (App. Ex. WAK-1, p. 9)

     The third element of Applicants' proposal is a merger premium. Applicants' witness Kimmelman testified that the merger premium represents the value over the stock market valuation prior to announcement of the merger to be received by CIPSCO stockholders. Mr. Kimmelman testified that the negotiated conversion ratios for Union Electric and CIPSCO stock produce a premium of 23% to the stock market valuation of CIPSCO. Applicants indicate that the dollar amount of this premium is $232 million.

     The final element of Applicants' plan is the sharing of the estimated net savings in the first ten years after the merger. Applicants' witness Rainwater described the plan in his direct testimony. The plan reflected the merger premium of $232 million, transaction costs of $22 million, initially estimated transition costs of $19 million and initially estimated cost savings from the merger of $590 million during the first ten years after the merger. Mr. Rainwater testified that the plan allows Ameren's stockholders and ratepayers to share equally in the net merger savings. He explained that the plan allows Ameren's stockholders to recover their direct merger investment of $273 million, consisting of the merger premium, transaction costs and transition costs, over a ten-year period. The plan amortizes that investment in proportion to expected savings in each of the ten years to ensure that there are net savings in each year. The net savings would then be split equally between shareholders and ratepayers.

     Mr. Rainwater explained how the plan would operate on a year-by-year basis. For example, for the fourth year following the completion of the merger, Applicants initially estimated that the merger would reduce UE's and CIPS' combined costs by $52.8 million. That amount is 8.96% of the initial estimated total savings of $590 million over the ten-year

------------------

/3/The original estimate of transition costs presented by Applicant in this proceeding was $19.1 million. (App. Ex. TJF-1, p.6) The final estimate of $51 million presented by Applicants was developed in Applicants' Final Merger Implementation Plan. The implementation plan process involved 20 teams and more than 400 people. The planning effort began in August, 1995 and extended into April, 1996.

period. The plan would charge 8.96%, or $24.5 million, of the merger investment of $273 million as a pro-forma cost of service in that year. Subtracting the $24.5 million from the $52.5 million results in approximately $28 million of net savings which would be split equally between stockholders and ratepayers. Fourteen million would be charged as a pro-forma adjustment to UE's and CIPS' cost of service and $14 million would be available to benefit customers. (App. Ex. GLR-1, p. 15)

     As explained by Mr. Rainwater, Applicants initially proposed to share 50% of the originally estimated net savings with ratepayers, or approximately $158 million. (App. Ex. GLR-6) Applicants' Final Merger Implementation Plan identified an additional $169 million of savings and an additional $32 million of transition costs, resulting in an additional $137 million of net savings. (App. Ex. CDN-16) Applicants' witness Craig D. Nelson testified that all of these additionally identified net savings will be available to the ratepayers of UE and CIPS. Accordingly, Applicants indicate that under their proposed regulatory plan, the net savings available to ratepayers during the first ten years following the merger will be $296 million, out of a total of $454 million of total net savings, or approximately 65%, as shown on App. Ex. CDN-17.

     Applicants witness Rainwater testified that merger savings would be shared between CIPS and UE in proportion to the size of their respective electric and natural gas businesses. He indicated that approximately 70% of electric savings will flow to UE and 30% will flow to CIPS, while 30% of gas savings will flow to UE and 70% will flow to CIPS. (App. Ex. GLR-1, p. 11)

     Applicants contend that their proposed plan for sharing of net merger savings is fair and reasonable. They assert that it is appropriate to allow them to recover the transition and transaction costs since these costs are out-of-pocket expenditures that are necessary to bring about the merger and the associated savings.

     Applicants indicate that recovery of the merger premium is reasonable and appropriate. Applicants witness Kimmelman testified that without the merger premium, the CIPSCO shareholders would not be induced to enter into the merger and the merger-related cost savings would not be achieved. (App. Ex. WAK-1, p.
4) Applicants emphasize that they would not propose the merger if the merger could not achieve sufficient cost savings to offset the merger premium. Therefore, Applicants conclude that ratepayers have an interest in seeing that a fair merger premium is negotiated.

     Applicants witness Birdsong testified that each utility merger which has been announced or completed in the last two years that involved two parties of the same size differential as UE and CIPS had a merger premium. He indicated that a merger can be attempted without a merger premium only if the parties have the same approximate size. He noted that under the merger, CIPSCO shareholders will no longer control 100% of their company and will become minority shareholders of Ameren. He concluded that they must be given some financial incentive for doing so. (App. Ex. JEB-3, p. 3)

     Mr. Birdsong indicated that the merger premium resulted from arms length negotiations between UE and CIPSCO. He stated that UE had the incentive to make the merger premium as low as possible, while CIPSCO had the incentive to make the premium as large as possible. He noted that UE received advise from Goldman Sachs and CIPSCO received advise from Morgan Stanley, who are two of the most knowledgeable and respected Wall Street firms working in the utility industry.

     Applicants indicated that the merger premium of 23% received by CIPSCO shareholders is at the low end of premiums paid in comparable utility transactions. Mr. Kimmelman testified that the merger premiums ranged from 21% to 65% for mergers since 1989 in the electric utility sector between two companies of significantly different size. (App. Ex. DWK-1, pp. 4-5)

     Mr. Kimmelman testified that a failure to provide for recovery of merger costs and the merger premium and a sharing of the merger savings between shareholders and ratepayers would result in dilution of the value of the shares of Ameren's stockholders. He indicated that there could then be an increase in the cost of capital for the combining entities, as well as difficulty in attracting capital for future investment projects. He stated that such future investment projects would make cost savings possible. (App. Ex. DWK-1, p. 6)

     Applicants assert that it would be unfair to deny shareholders a share of the net savings produced by the merger. They conclude that the 65%/35% split of net savings between ratepayers and shareholders in their plan is more than fair to ratepayers and should be approved. They indicate that the merger will continue to produce savings benefiting ratepayers beyond the tenth year.

     Applicants propose that the Commission approve its proposed plan in this docket for implementation in a future rate proceeding. As noted earlier in this order, Applicants' witness Mill indicated that CIPS has committed to file a rate case, in all likelihood an alternative regulatory proceeding under Section 9-244 of the Act, within one year of the closing of the merger. (App. Ex. RJM-7, p.2) Applicants contend that it is reasonable to provide shareholders with assurance of fair treatment of merger costs and savings prior to consummation of the merger.

     While Applicants recommend approval of their plan, they are not insisting that any particular form of sharing plan be approved. They indicate that they are willing to consider any plan that affords them the opportunity to recover an amount equal to their investment in the merger and a reasonable portion of the savings. Applicants conclude that the Commission should, at the very least, endorse in this proceeding the following principles of their sharing plan: (1) the merger premium and transaction and transition costs are prudent and reasonable; (2) it is reasonable and appropriate for Applicants to recover the merger premium and transaction and transition costs; and (3) it is reasonable and appropriate for Applicants to share in the net merger savings.

       2.  Positions of Staff, IIEC and CUB

           a.  Approval of a Sharing Plan in this Proceeding

     Staff contends that it is premature to approve any plan for the sharing of merger benefits in this proceeding. Staff indicates that the ratemaking treatment of merger savings should not be determined in isolation outside the context of a general rate proceeding. Staff emphasizes that this proceeding is not a rate case, but rather has the purpose of determining whether the merger should be approved. Staff notes that elements of ratemaking such as rate base items and operating expenses were not included in Applicants' filing in this proceeding. Staff concludes that the ratemaking treatment of any merger-related savings should be determined in the rate case or alternative regulatory plan proceeding that is filed by CIPS. (Initial brief, pp. 18-19)

     IIEC agrees with Staff's position. IIEC concludes that the Commission cannot preapprove the recovery of any cost or expense outside the context of a rate case, without the benefit of a test year, citing Business and Professional People for the Public Interest v. Illinois Commerce Commission, 146 Ill. 2d 175, 585 N.E. 2d 1032 (1991) and A. Finkl and Sons Company v. Illinois Commerce Commission, 250 Ill. App. 3d 317, 620 N.E. 2d 1141 (1st Dist. 1993). (Initial brief, p. 15)

     IIEC provides an additional reason for supporting Staff's position. IIEC notes that CIPS has indicated that it will file an alternative regulatory plan pursuant to Section 9-244 of the Act within one year after the close of the merger. IIEC points out that Section 9-244 only allows the Commission to authorize an alternative regulatory plan through June 30, 2000. IIEC indicates that Applicants have failed to explain how ratepayers will recover merger savings after the year 2000 in the event there is no legislation that would allow the continuation of an alternative regulatory plan beyond that year. (Initial brief, p. 15)

     In response to Staff and IIEC, Applicants indicate that their savings plan can be adopted in this proceeding since they are not requesting approval of specific rates. (Reply brief, p. 13)

     CUB contends that the Commission should approve a plan in this docket for the sharing of merger benefits between shareholders and ratepayers. CUB states that in order to decide whether the merger is likely to benefit ratepayers, the manner in which savings are to be shared must first be determined.

     CUB indicates that Applicants' plan inappropriately places all of the financial risk on ratepayers. CUB states that Applicants' plan guarantees that the shareholders will recover all of the merger costs and receive one-half of the projected savings, whether the savings are actually realized or not. CUB indicates that Applicants' plan does not guarantee any savings to ratepayers. CUB recommends that a tracking mechanism be approved to determine actual savings from the merger. The parties' positions on a tracking mechanism are summarized hereafter in Section VII.A.2.d beginning on page 26.

     CUB indicates that if the tracking mechanism establishes the existence of substantial actual net savings from the merger, Applicants' shareholders should then be entitled to a portion of the net savings. CUB states that an allocation of net savings described in the testimony of its witness Rosen should be adopted. (Initial brief, p. 19) Mr. Rosen testified as follows (CUB Ex. 1, p.
25):

     One useful guideline to use here would be to use the fraction of the utility's revenue requirements that represents the return on equity. If a merger causes the revenue requirements to fall by a certain percent (through merger savings net of merger transaction costs), then it might be reasonable to increase the amount of money going to the return on equity by the same fraction. For CIPS, this fraction is about twenty percent (20%), which means that $5 of merger savings, net of merger transaction costs, actually used to reduce rates could be rewarded with $1 of extra profits to shareholders.

CUB concludes that shareholders should receive approximately 20% of actual net savings.

     In response, Applicants take issue with CUB's contention that Applicants are seeking a guarantee of recovery of merger-related costs and a share of merger savings through rates. To the contrary, Applicants state that they seek a fair and reasonable opportunity to recover their prudent and reasonable costs and to share in the savings produced by the merger. (Reply brief, p. 12)

          b.  The Merger Premium

     Staff indicates that Applicants are requesting that the merger premium negotiated between UE and CIPS be recovered directly from ratepayers. Staff opposes direct recovery of the merger premium for several reasons. First, the direct recovery of the merger premium is part of Applicants' proposal under which ratepayers bear the risk that estimated merger savings may not be achieved. Staff indicates that ratepayers would realize savings from the merger under Applicants' plan only if the cost of service after the merger, which would include the merger premium, transaction and transition costs and a percentage of estimated net merger savings, is lower than the cost of service in the absence of the merger. Staff concludes that investors should bear risk associated with merger savings.

     Second, the level of actual merger-related cost savings is not affected by the merger premium. Third, ratepayers did not participate in the negotiations between CIPS and UE which resulted in the merger premium. Fourth, direct recovery of the merger premium eliminates the incentive to minimize the negotiated premium.

     Fifth, direct recovery of the merger premium is not necessary to enable CIPSCO shareholders to receive the $232 million premium that they negotiated with UE. An analysis performed by Goldman Sachs on behalf of UE indicated that the merger would increase earnings per share with a retention of a portion of merger savings and no direct merger premium recovery. (Staff Ex. 13, p. 6)

     Sixth, the merger premium is not a cost of the Applicants' utility operations, but rather results from a transaction between stockholders. Staff witness Smith noted that the Commission's Uniform System of Accounts does not contain a provision for the recording of a merger premium.

     In response, Applicants indicate that if they are not provided with the opportunity to recover the merger premium in rates, the value of each share of Ameren stock will be diluted. Applicants emphasize that without the merger premium, there would be no merger, and, therefore, no merger-related savings and efficiencies. Applicants also note that their plan provides for the recovery of the merger premium over a ten-year period. Applicants indicate that spreading the recovery over ten years results in shareholders receiving only approximately 50% of the merger premium after the time value of money and taxes are considered. Applicants also indicate that costs which are not recorded on a utility's books are allowed to be reflected in rates, citing the cost of equity as an example.

     In reply, Staff indicates that only UE stockholders will suffer dilution of their investment if the merger premium is not recovered from ratepayers. Staff witness Pregozen testified that CIPSCO common shareholders will receive the merger premium directly from UE common shareholders when the merger is consummated through the exchange of their stock for Ameren stock. (Staff Exs. 2, p. 6. and 13, p. 5)

     Both Staff and CUB criticize Applicants' witness Kimmelman's analysis which concluded that the merger premium of 23% received by CIPSCO stockholders is at the low end of premiums paid in comparable utility transactions. Mr. Kimmelman included six electric utility mergers in his comparison group that had premiums ranging from 21% to 65%. Staff indicates that Mr. Kimmelman should have include other electric utility mergers in his comparison group. Staff further states that the record does not establish that the facts surrounding the mergers in his comparable group are similar to those applicable to the merger proposed in this docket. Staff notes that two of the mergers in his comparable group involved multiple bidders or unsolicited takeover proposals. Moreover, Staff notes that the evidence does not indicate the level of savings expected from the mergers in the comparable group.

     CUB indicates that Mr. Kimmelman did not explain whether the regulatory commissions approved the recovery of the merger premiums in the six mergers included in his comparison group. CUB notes that the Texas Commission denied recovery of the merger premium in one of those mergers and that the Kansas and Utah Commissions tied recovery of the merger premiums in two of those mergers to merger savings to be realized by ratepayers. (Initial brief, pp. 8-9)

     CUB opposes recovery of any merger premium, contending that the premium contributes to strandable costs. CUB further asserts that the amount of the merger premium is too high. If recovery of the premium is allowed, CUB is concerned that ratepayers could receive no benefits from the merger if merger-related savings are lower than Applicants' estimate. (Initial brief, p. 11-12)

     CUB contends that rather than relying on the Applicants' merger premium, the Commission should "put the purchase price to a market test." CUB witness Rosen testified that a market test is necessary in light of the emergence of increasing competition in the electric utility industry. CUB indicates that the market test should be limited to the price paid for the electric generation assets, which are the assets that will be exposed to competition. Mr. Rosen explained the market test as follows (CUB Ex. 1, p. 19):

     A market test for the electric generation assets would require subtracting the depreciated book value of the non-generation assets of the utility from the total purchase price to be paid for the utility. (This total price to be paid for the utility would, of course, include the merger premium) The remaining price would equal the implicit price to be paid for the acquired utility's generating assets. In performing a "market test" this price would be compared to the market value of the generating assets; and if the costs to be paid for the generating assets were higher than the market value, then some uneconomic (and potentially strandable) generation costs would exist, and would have been caused by the merger. In other words, the uneconomic costs of the merged company's generating assets would equal the amount by which the cost to be paid for the generating assets exceeded the market value of those assets.

     In response, Applicants indicate that CUB's market test should be rejected. Applicants do not concede that the merger premium relates only to generating assets. Assuming that the premium applies only to the generating assets, they state that the best test of the market value of the generating assets is the price paid by UE, which resulted from arm's length bargaining. They indicate that if the market value is something less than this amount, then the merger premium must relate to something other than the generating assets. (Reply brief, p. 24)

     Applicants also emphasize that the risk that savings from the merger will not exceed its costs is minimal to non-existent. Applicants indicate that total savings from the merger are estimated to be $759 million over the first ten years alone, while total costs, including the merger premium, are expected to be $327 million.

          c.  Applicants' Estimates of Savings

     Staff, IIEC and CUB are critical of the Applicants' use of estimated savings in their plan. Staff indicates that there is no guarantee that the forecasted savings will be achieved. Staff witness Goldberger testified that Applicants' estimate of savings utilized numerous assumptions that reflected subjective judgments. She indicated that it is possible to develop somewhat different but equally plausible assumptions from the same information. (Staff Ex. 18.00, p. 5)

     In response, Applicants' witness Craig D. Nelson testified that the judgments reflected in their savings estimates were made by highly qualified personnel, based on the best objective data available. He emphasized that the supervisors, managers and officers actually responsible for the functioning of UE and CIPS on a day-to-day basis, who participate in the normal budgeting process, estimated the merger savings in their respective functional areas. He indicated that they are the persons most qualified to develop the plans to integrate the operations of UE and CIPS and make the judgments upon which the assumptions used in developing the merger savings are based. Mr. Nelson concluded that there is no reason to believe that any other party to this case could have developed "somewhat different but equally plausible assumptions" without devoting the same resources as UE and CIPS and without the knowledge that UE and CIPS have of their costs and business processes. (App. Ex. CDN-32, pp. 2-3)

     IIEC witness Brubaker also expressed doubts concerning the Applicants' estimate of merger-related savings. Mr. Brubaker indicated that in many areas, workpapers and other documentation that he reviewed did not support the estimated savings. For example, he indicated that there are no workpapers detailing the specific analyses that support the estimated reduction in employees attributable to the merger. (IIEC Ex. 1.0. p. 17-18) Other areas with lack of support for savings estimates noted by Mr. Brubaker include professional services, contract services, and procurement and inventory.

     In response, Applicants' witness Flaherty testified that the estimates of merger cost savings in the areas questioned by Mr. Brubaker were based on substantial, detailed financial and operating data from UE and CIPS and sound business assumptions. He indicated that the detailed workpapers and related testimony of Applicants fully support the estimated savings. (App. Ex. TJF-4, pp. 2-13)

     Mr. Brubaker further indicated that the reports of the merger transition teams provide very little detail in most instances in support of the quantification of non-labor savings. He stated that in some cases, savings estimates amounting to tens of millions of dollars were simply stated as a final number without any backup workpapers. (IIEC Ex. 3, pp. 4-5)

     In response, Applicants' witness Craig D. Nelson testified that there are numerous detailed workpapers supporting the items in question. He indicated that for the items in question, Mr. Brubaker only reviewed reports that are summaries of information developed by transition teams. He stated that these reports do not include the volumes of workpapers and analyses developed by the teams. (App. Ex. CDN-32, p. 5)

     IIEC indicates that the reports of the merger transition teams reveal that a number of hurdles must be overcome in order to realize the merger savings. IIEC notes that these hurdles include, among others, (1) the implementation of UE's system and management reporting philosophies throughout the merged company;
(2) training of CIPS' employees on systems, processes and management reporting philosophies of UE; (3) converting ledger and other systems for use in a merged environment; (4) general modifications of systems and creation of new programs;
(5) developing single system thinking, standards and policies; (6) resolving conflicting resolutions made by other teams; (7) addressing changes in personnel reporting relationships; (8) resolving locational issues; (9) standardization of material specifications; and (10) bargaining unit issues related to the transfer of and allocation of work between union and non-union job categories in the UE structure. (IIEC Ex. 3.0 Supp., pp. 3-4) IIEC emphasizes that these objectives are not foregone conclusions.

     In response, Applicants indicate that they have already begun to implement the merger transition to the extent practicable.

     CUB challenges Applicants' estimate of $101 million of electric production savings attributable to the merger. CUB witness Rosen testified that these savings could be obtained without the merger through tighter power pooling, better coordinated central dispatching through the Illinois-Missouri Power Pool, and other means of power coordination with other electric utilities in the region. (CUB Ex. 1, p. 62-63)

     In response, Applicants' witness Moorman testified that there are significant obstacles to joint dispatch by unaffiliated entities. First, coordinated operations such as joint dispatch may result in an uneven distribution of benefits and costs among participants, requiring reapportionment to treat each equitably. Second, unaffiliated entities who are jointly dispatching may be required by the Federal Energy Regulatory Commission ("FERC") to permit additional entities to participate. Third, there is a possibility of legal challenges to unaffiliated joint dispatch under the antitrust laws. (App. Ex. GWM-7, pp. 2-3)

          d.  Tracking of Actual Savings

     IIEC and CUB recommend that the Commission require that Applicants implement a mechanism to track actual cost savings related to the merger. IIEC witness Brubaker testified that the Commission should conclude that it will permit recovery of merger costs in future proceedings only if Applicants demonstrate the existence of those costs and establish that the actual savings resulting from the merger exceed the merger costs for which recovery is sought. (IIEC Ex. 1, pp. 3-4) Similarly, CUB witness Rosen testified that a tracking mechanism would help ensure that the relationship between the amount of the merger premium to be recovered from ratepayers and the net merger savings is reasonable. (CUB Ex. 1, pp. 29-30) CUB asserts that a tracking mechanism will result in a far more accurate indication of actual savings than reliance on Applicants' estimates of savings. (Initial brief, p. 17)

     Mr. Brubaker acknowledged that a precise tracking of all actual savings would not be possible. He concluded, however, that Applicants owe it to their ratepayers to convincingly establish that actual savings have occurred. IIEC notes that Applicants have estimated that there will be labor savings of $267 million during the first ten years after the merger. IIEC asserts that Applicants witnesses Flaherty and Reid have acknowledged that reductions in the number of employees can be tracked. (Tr. 444 and 830) IIEC further notes that Mr. Flaherty acknowledged that the Kansas Commission adopted an index for use in tracking operation and maintenance expense savings associated with the merger of Kansas Power and Light Company and Kansas Gas and Electric Company. (Tr. 442-
443)

     CUB also concedes that some actual merger savings are more easily quantifiable than others. CUB concludes that Applicants should be required to implement the best possible method for tracking savings. CUB recommends that Applicants be required to adopt a tracking system for merger-related non-fuel savings that is similar to that approved by the Texas Public Utility Commission in the Entergy Corporation-Gulf States Utility Company merger. Mr. Rosen described the tracking system in the following manner (CUB Ex. 1, pp. 57-58):

     Specifically, the mechanism should compute (1) the level of non-fuel costs that would have been incurred by UE and CIPS had there been no merger and
     (2) the level of non-fuel costs that were actually incurred by the merged company. The difference between these two cost components would have the rebuttable presumption of being merger-related non-fuel savings. The tracking mechanism should establish a baseline for determining whether merger-generated non-fuel savings have been achieved, and should escalate that baseline by predetermined escalators to create scenario (1) above. The baseline should be based on UE's and CIPS' calendar year 1995 normalized actual non-fuel expenses, adjusted for non-recurring costs related to isolated events. Various appropriate escalators should be applied to the baseline to account for various changes such as inflation and non-fuel expense savings that UE and CIPS could have achieved on a stand-alone basis. In the Entergy-GSU merger case, the baseline was divided into two components: (1) non-fuel generation costs and (2) all other non-fuel costs. The two components were to be escalated separately using different escalation factors.

     In response, Applicants assert that the tracking of savings proposed by IIEC and CUB is not possible. Applicants' witness Rainwater stated that the term "tracking" incorrectly implies that it would be a simple matter to keep precise records of merger savings. He emphasized that merger savings are costs which would be incurred absent a merger, but would not be incurred following a merger. He indicated that because these costs will not be realized, they will not be recorded, and cannot simply be "tracked." (App. Ex. GLW-11, p. 7)

     Mr. Rainwater testified, however, that while merger savings cannot be tracked, they can be estimated. He indicated that Applicants' original merger savings estimate required hundreds of man-hours of effort from UE, CIPS, and consultant Deloitte & Touche. He indicated that the more detailed savings estimate developed in the merger implementation planning process required thousands of man-hours. He concluded that the same effort would likely be required to annually re-estimate savings, but would not necessarily be any more accurate or conclusive than the original estimate. (App. Ex. GLW-11, p. 8)

     Applicants assert that their approach for ensuring achievement of savings is better than the tracking proposed by IIEC and CUB. Applicants' witness Craig
D. Nelson testified that Applicants' Implementation Plan identifies milestones for completion of tasks needed to achieve the overall goals. He indicated that Ameren will closely monitor progress against these milestones. Mr. Nelson testified that Ameren also plans to use the budgeting process to assure that savings are actually achieved.

     Applicants' witness Rainwater explained that the effort necessary to estimate just one small part of treasury operation savings is a good example of why "tracking" is not appropriate. Currently, both Union Electric and CIPSCO produce annual reports to stockholders. Applicants know with certainty exactly how much this activity cost both Union Electric and CIPSCO in 1994. Applicants also know with certainty that only one annual report will be produced by Ameren, rather than one by Union Electric plus one by CIPSCO. Therefore, Applicants know with certainty that savings will exist, and can make a knowledgeable estimate of these savings. Mr. Rainwater testified that if a tracking mechanism were mandated, Applicants would have to continually re-estimate the cost of producing two separate annual reports. He indicated that the tracking mechanism would be no more conclusive than the current savings estimate since it would still involve a comparison of actual costs to estimated costs. He concluded that the tracking mechanism would only result in greater expense and less productivity. (App. Ex. GLW-11, pp. 8-9)

          e.  Timing of Rate Case Filing

     CIPS has committed to file a rate case for its present service territory, in all likelihood an alternative regulation plan under Section 9-244 of the Act, no later than 12 months after the closing of the merger. In Section VII.B hereafter of this order, Applicants' request for approval of the transfer of UE's Illinois service area and certain related facilities to CIPS is denied. As a result of that denial, UE will remain a public utility under the Commission's jurisdiction. UE has not made a commitment to file a rate case. (Tr. 190-191)

     Staff recommends that the Commission require as a condition of the merger that both CIPS and UE file a rate case or an alternative regulatory plan within six months of the closing of the merger. (Staff Ex. 20.00, p. 2) Staff witness Bishop testified that this condition is necessary to ensure that merger-related savings are passed on to ratepayers in a timely fashion.

     IIEC supports Staff's recommended condition. IIEC witness Brubaker testified that the Commission should require that CIPS and UE file a rate case to establish pre-merger rate levels on a cost of service basis. IIEC notes that UE last filed a rate case in Illinois over a decade ago and that CIPS has not filed a rate case in the last several years. Mr. Brubaker testified that the base for the measurement of merger savings should be the pre-merger rates established on a traditional revenue requirements basis, using normal Commission ratemaking practices. He indicated that the test year should be the most recent test year that is appropriate for a full rate case. He indicated that the base should be adjusted to eliminate any costs or cost savings attributable to the merger. (IIEC Ex. 1, p. 21)

     In response to Staff's proposed condition, Applicants witness Mill testified that CIPS' proposed timetable of one year for the filing of a rate case is more reasonable than Staff's in light of the substantial effort that will be required of Applicants to effectuate the merger. He indicated that Applicants must put their transitions plans into effect immediately upon closing of the merger. He stated that most of the employees will be involved in that effort, including those responsible for developing the rate filing. He concluded that it would be difficult for CIPS to also prepare and file a rate case within the first six months after the merger. He noted that the Commission did not impose such a condition in the MidAmerican Energy Company merger proceeding. (App. Ex. RJM-7, pp. 2-3)

     In their briefs on exceptions, Staff, IIEC and CUB cite the schedule in the merger proceeding before FERC. Staff and IIEC note that the schedule calls for a decision by the administrative law judge by April 30, 1997. CUB indicates that final briefs on exceptions in the FERC proceeding are due on May 30, 1997. Since all regulatory approvals required for the merger cannot possibly be obtained until mid-1997 at the earliest, Staff, IIEC and CUB emphasize that Staff's deadline for the filing of a rate case or alternative regulatory plan should be adopted to ensure that ratepayers benefit from the merger in as timely a manner as possible. IIEC and CUB state that the lag between the receipt of merger benefits by Applicants and ratepayers should be minimized.

     In response, Applicants state that a delay in the effective date of the merger will not reduce the time frame required to assemble and file a rate case. They further note that full implementation of the merger cannot occur until after the closing of the merger. They state that the evidence indicates that only some initial level of labor savings will be experienced prior to the consummation of the merger. Applicants conclude that the six month time frame proposed by Staff is unrealistic. (Reply to exceptions, pp. 3-4)

     IIEC contends that Mr. Mill has not presented any compelling reason for rejecting Staff's condition. IIEC indicates that Applicants have already taken steps to implement the merger. IIEC notes that Applicants' witness Craig D. Nelson submitted an exhibit which details key merger implementation milestones. (App. Ex. CDN-30) IIEC asserts that this exhibit shows that many of the milestones have already been met. IIEC also asserted that Applicants' witness Reid acknowledged that some labor savings associated with the merger have already been realized. (Tr. 831)

                           f.  Part 285 Requirements

     Staff also recommends, as a condition of approval of the merger, that UE and CIPS be required to include in their rate case or alternative regulatory plan filing the information specified in 83 Ill. Adm. Code 285, which sets forth the standard filing requirements for an increase in rates. Staff witness Bishop testified that it is not Staff's intent to generically require that such information be provided as part of all alternative regulatory plans. He indicated that this information is necessary in the instant situation in light of the changes that are occurring as a result of the merger (Tr. 885-886) Staff concludes that the information required by Part 285 is needed to determine that rates established as part of an alternative regulatory plan are just and reasonable, and to establish a cost of service that can be used as a baseline to measure cost savings.

     Applicants contend that Staff's proposal is neither necessary nor appropriate under the law. Applicants indicated that Part 285 requirements are wide-ranging and burdensome, requiring the production of voluminous information covering a broad spectrum of areas for a number of historical, and, in some cases, future periods. Mr. Mill further noted that Part 285 only applies when the proposed change in base rates produces an increase in annual jurisdictional revenues of 1% or more. Applicants contend that the Commission may not single them out and apply Part 285 to them differently from how that rule is applied to other utilities. See Business and Professional People in the Public Interest v. Commerce Comm'n., 136 Ill.2d 192, 225-227 (1990) (Commission may alter rules, but only pursuant to rulemaking procedures). Applicants conclude that if the Commission is of the opinion that the Part 285 filing requirements need updating in light of the changing regulatory environment and the prospect of alternative regulation filings, such revisions should be the subject of a generic proceeding involving all interested parties in the State of Illinois and should not be limited to Applicants in this docket.

     Applicants also committed that CIPS would meet with Staff prior to the time of its rate filing to discuss the scope of supporting information that will be provided. Applicants indicated that they are confident that the scope of the information could be resolved through such discussions.

     In reply, Staff agrees with Applicants that Part 285 does not apply to alternative regulatory filings or to traditional rate cases involving an increase in jurisdictional revenues of less than 1%. Staff, however, emphasizes that Section 7-204 of the Act provides that the Commission may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers. Staff asserts that its proposed condition meets this standard. (Reply brief, p. 6)

     IIEC indicates that most of Applicants' criticisms of Staff's condition would go by the wayside if Staff had merely listed the information that is required by Part 285 and made no specific reference to Part 285. IIEC concludes that Applicants' assertions of misapplication of Part 285 and different treatment than that afforded to other utilities are red herrings. (Reply brief, p. 7)

           3.  Commission's Conclusion

     The Commission concludes that Applicants' proposed merger cost recovery and savings sharing plan, including their request for direct recovery of the merger premium, should not be approved in this proceeding. The Commission agrees with the position of Staff and IIEC that the ratemaking treatment of these merger-related costs and savings should not be determined outside the context of a general rate proceeding in which all elements of the utility's cost of service are examined. The ratemaking treatment of merger costs (including the merger premium) and savings to be adopted in a future rate case or alternative regulatory plan proceeding should be fair to both stockholders and ratepayers. The appropriate distribution of net merger savings between shareholders and ratepayers will be determined in that future case.

     CIPS committed to file a rate case or alternative regulatory plan within one year after the close of the merger. UE has made no similar commitment. The Commission agrees with Staff that both CIPS and UE should be required to file a rate case or alternative regulatory plan to ensure that an appropriate share of merger-related savings are passed on to ratepayers in a timely manner. The Commission also accepts Staff's recommendation that the rate cases or alternative plans be filed within six months of the closing of the merger. The one-year time frame proposed by CIPS would result in an unreasonable delay in the ratepayers' receipt of an appropriate share of merger-related savings.

     The Commission notes that the Illinois Legislature is considering legislation which addresses the deregulation of the electric industry. If legislation becomes effective that would arguably affect the Commission's authority to require that UE and CIPS file a rate case or alternative regulatory plan within 12 months after the consummation of the merger, UE and CIPS should file a petition with the Commission requesting that this requirement be modified or eliminated, as appropriate. Upon receipt of the petition, the Commission will take appropriate steps to reach a determination on this issue.

     The Commission accepts Staff's recommendation that CIPS and UE be ordered to provide the information required by Part 285 as part of their rate case or alternative regulatory plan filing. Although Part 285 provides that its filing requirements have to be met when the utility proposes an increase in base rates of 1% or more, the Commission is in no way barred from using or requiring the submission of the information outlined in Part 285 as a part of its review of an alternative regulatory plan or a rate case involving a proposed rate increase of less than 1% or a proposed rate decrease.

                                                                         95-0551

     IIEC and CUB each recommend that UE and CIPS be required to track actual savings associated with the merger. IIEC concedes that a precise tracking of all actual savings is not possible, but indicates that labor savings can be tracked. CUB concedes that some actual merger savings are more easily quantifiable than others. Applicants' witness Rainwater contended that actual savings cannot be tracked. He also emphasized that thousands of man-hours were expended in the merger implementation process that developed Applicants' final estimate of net merger savings and that this estimate is an accurate indication of savings. The Commission believes that UE and CIPS should present in the required rate case or alternative regulatory plan as much evidence of actual merger savings as possible. By the time that the rate case or alternative regulatory plan is filed, Applicants will have actual operating experience under the reorganization approved in this order. The Commission cannot accept Applicants' assertion that no amount of merger-related savings can be tracked. The Commission agrees with IIEC that in an area such as labor savings, some tracking of actual savings is possible. By the time that the rate case or alternative regulatory plan is filed, UE and CIPS would know, for example, the reduction in the number of their employees that has already occurred.

     B. Transfer of UE's Illinois Distribution Assets and Service Territory to CIPS

           1.  Applicants' Position

     Subsequent to the merger, Ameren plans to transfer the Metro East electric and gas operations and distribution properties to CIPS. Applicants indicate that the purpose of the transfer of Metro East is two-fold: (1) to achieve savings of approximately $2.1 million annually; and (2) to achieve administrative and regulatory convenience by having just one regulated entity in each state.

     Applicants also intend to transfer the accumulated deferred income taxes ("ADIT") associated with the transferred property. Staff and Applicants agree that if the ADIT cannot be transferred with the property without violating the normalization rules of the Internal Revenue Code, the transfer should not occur. Accordingly, Applicants have requested the issuance of a private letter ruling ("PLR") by the Internal Revenue Service ("IRS") related to the ADIT associated with the distribution assets to be transferred by UE to CIPS. The Applicants and Staff agree that, irrespective of other objections to the transfer, the distribution assets should not be transferred until a favorable PLR is issued by the IRS.

     Applicants indicate that with the transfer of the Metro East assets and operations to CIPS, UE would cease to operate as a public utility in Illinois, and would become a "Missouri only" company, subject only to the jurisdiction of the Missouri Commission and FERC. CIPS would become a somewhat larger "Illinois only" company than it is today, subject only to the jurisdiction of this Commission and FERC.

     This organization of the operating companies along state lines would eliminate or greatly reduce the potential for conflicting regulatory requirements, according to Applicants' witness Rainwater. Mr. Rainwater stated in his rebuttal testimony that such conflicts are already evidenced in such areas as Commission-mandated resource planning. On cross-examination, however, Mr. Rainwater testified that in UE's least cost plans filed to date in Missouri and Illinois, no real problems have resulted as a consequence of multi-state jurisdiction. (Tr. 171) He indicated that there is a possibility of future interjurisdictional conflicts in areas such as retail access or competitive bidding requirements. (Tr. 171)

     The savings produced by the transfer would be substantial, according to Applicants. Craig D. Nelson testified that the avoided Illinois invested capital tax would be $1.9 million annually. The Illinois invested capital tax is imposed on the invested capital of public utilities selling electricity or gas at retail in Illinois. See 35 ILCS 615/2a.1, 620/2a. Mr. Nelson indicated that UE's invested capital tax liability in 1995 was approximately $2,320,000. He stated that as a result of the transfer, UE's invested capital tax liability would be eliminated completely, while CIPS' would increase by just $440,000 annually, for a net annual savings of approximately $1.9 million. In addition, the transfer would produce approximately $200,000 annually in other savings, principally avoided regulatory expenses, according to Mr. Rainwater. Accordingly, Applicants conclude that the net savings produced by the transfer would be approximately $2.1 million annually.

     CIPS and UE initially proposed to enter into a System Support Agreement (the "SSA") in connection with the transfer of the Metro East operations and distribution properties to CIPS. UE currently provides approximately 500 MW of firm power and 70 MW of interruptible power to its Illinois electric customers. (App. Ex. GLR-1, p. 8) Applicants' witness Mill explained that the SSA preserves the recovery of costs for UE's generation and transmission system that will continue to serve the Metro East area after the merger. The SSA has a term of 30 years. Mr. Mill indicated that under the SSA, CIPS agreed to a long-term assignment of capacity and energy from UE's generation which is equivalent to the generation currently committed to serving UE's Illinois customers. The SSA provides that the contract capacity and energy may be adjusted downward if CIPS experiences the loss of a significant customer load in the transferred area and other load in that area has not increased sufficiently to cover that load reduction. Mr. Mill noted that CIPS will be responsible for providing resources for load and energy in excess of those provided by the SSA, which are based on current load levels.

     In their rebuttal testimony, Applicants agreed to amend the SSA to provide for two contract periods totalling ten years: a five-year fixed period followed by a five-year phase out period. Applicants request that the Commission authorize CIPS and UE to enter into the amended SSA (the "SSA Alternative").

     Mr. Mill indicated that prior to the closing of the merger, CIPS intends to seek Commission approval of tariffs for the transferred territory that will produce customer bills identical to bills under the UE tariffs now in effect. (App. Ex. RJM-1, p. 10) Thus, CIPS would have separate rates for its existing Illinois service territory and the Metro East area. Mr. Rainwater testified that Applicants would propose the same rates for CIPS' existing service territory and the Metro East area only if there would be minimal impact on customers. He indicated that consolidation of the rates might be possible in a five to ten-year time period. (App. Ex. GLR-11, p.6)

          2.   Positions of Staff and IIEC

     Staff and IIEC oppose the transfer of UE's Illinois service territory and distribution assets to CIPS. Their concerns with the transfer are summarized hereafter.

               a.  Jurisdictional Concerns

     IIEC witness Brubaker and Staff witness Schlaf expressed concern over the loss of Commission authority over the rates associated with the transmission and generation component of service to the Metro East area if the transfer as proposed by Applicants were approved. IIEC notes that Applicants acknowledge that the regulation of the SSA Alternative falls under the primary jurisdiction of FERC. (App. Ex. GLR-11, p. 2)

     Dr. Schlaf indicated that since the SSA Alternative is a wholesale power contract, its terms and conditions, including the demand and energy charges specified therein, are subject to FERC approval. He indicated that once FERC approves such a contract, the Commission must give binding effect to the rates therein. He indicated that the Commission could determine that a utility does not require the contracted capacity amount in the contract or that the utility had lower-cost alternatives available to it and disallow purchased power costs on such bases. (Staff Ex. 1.0, p. 6-7)

     Staff indicates that the Commission's loss of authority over the rates in the SSA Alternative could negatively impact the transferred customers, emphasizing that generation costs are the dominant component of their rates. Dr. Schlaf testified that FERC's review of the SSA Alternative may not focus on issues that are important to the Commission, such as whether it is in the best interests of Illinois ratepayers.

     Dr. Schlaf testified that it is likely that most, if not all, retail electric customers will be permitted to choose their electric supplier within the next decade. He noted that the SSA Alternative requires CIPS to take all of the contracted amount of power. He indicated that within the next several years, a sizable portion of the Metro East load may decide to take service from suppliers other than UE or CIPS. Therefore, he concluded that the remaining Metro East customers may end up paying for power that they do not need. Staff indicates that the lack of jurisdiction by the Commission over the costs reflected in the SSA Alternative prevents the Commission from adjusting the allocations thereunder.

     In response, Applicants indicate that Staff's fear of loss of load is based on mere conjecture. Applicants indicate that those utilities that are most at risk from loss of load from retail wheeling are those with relatively high rates. Applicants note that Dr. Schlaf conceded that the existing Metro East rates are among the lowest in Illinois for all customer classes and that no Illinois electric utility has a lower average industrial rate than that in effect for the Metro East area. (Tr. 709) Applicants conclude that CIPS' risk of loss of load from retail wheeling in the Metro East area is relatively low.

     Applicants indicate that they are willing to preserve the Commission's jurisdiction over the SSA Alternative by agreeing to jurisdictional conditions with the same effect as those to which UE agreed in the merger proceeding before the Missouri Public Service Commission. (Initial brief, p. 44) Applicants indicate that UE agreed that all wholesale electric energy or transmission service contracts or tariffs between it and any Ameren affiliate required to be filed with and/or approved by FERC would be conditioned upon the following terms (Initial brief, p. 44):

          Union Electric and Ameren and each of its affiliates and subsidiaries will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Commission which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by Union Electric in or as a result of a wholesale electric energy or transmission service contract, agreement, arrangement or transaction on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the FERC, or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by the FERC. (App. Ex. RJM-8, pp. 25-26)

Applicants further committed to not challenge the Commission's authority over agreements between public utilities and affiliated interests under Section 7-101 of the Act on the basis of federal preemption. (Initial brief, pp. 44-45)

     Applicants state that the jurisdictional condition in the preceding paragraph places the Commission in the same position as it is in today with respect to the ratemaking treatment of UE generation and transmission allocated to the Metro East area. Applicants indicate that the terms of the jurisdictional condition allow the Commission to adjust the level of plant and expenses allocated under the SSA Alternative. Therefore, Applicants conclude that the criticisms of Staff and IIEC in this regard have been fully addressed. (Initial brief, p. 45) The final jurisdictional conditions agreed to by Applicants in this proceeding were attached to Applicants' reply brief as Appendix B and are attached to this order as an Appendix.

     In reply, IIEC indicates that the proposed jurisdictional condition language in Applicants' initial brief does not change the fact that costs under the SSA Alternative are still regulated by FERC. IIEC notes that Applicants failed to cite any case law in support of their claim that the language would preserve the Commission's jurisdictional authority.

IIEC further notes that no party has had an opportunity to examine the application of the language under a variety of possible situations or to determine whether the language has successfully been used in other jurisdictions. Therefore, IIEC concludes that the language does not satisfy its jurisdictional concerns. (Reply brief, pp. 11-12)

     Staff indicates that it has not had an opportunity to conduct discovery or cross-examination on the proposed language in Applicants' initial brief. Therefore, Staff states that it is unable to conclude whether the language satisfies its jurisdictional concerns. Staff indicates that several factual issues are raised by the language, such as whether similar language has successfully been used in similar circumstances, or whether the Commission would have an opportunity to unilaterally modify the language. (Reply brief, p. 13)

     In their brief on exceptions, Applicants offer a new proposal to address concerns regarding the loss of jurisdiction by the Commission over the SSA Alternative. Applicants commit to revise the SSA Alternative by including their proposed jurisdictional condition language within the body of that agreement. They indicate that if FERC approves the SSA Alternative with this revision, FERC will be approving the preservation of the Commission's retail ratemaking jurisdiction. They state that if FERC does not approve the SSA Alternative with this revision, the transfer of the Metro East service territory will not occur. (Brief on exceptions, pp. 5-6)

     In response, IIEC states that this proposal does not satisfy its concerns. IIEC notes that the proposal has not been examined during the evidentiary hearings. IIEC indicates that Applicants are apparently insisting that the Commission be bound by a FERC decision concerning the Commission's jurisdiction over retail rates. IIEC again emphasizes that costs allocated under the SSA Alternative are subject to FERC's jurisdiction. (Reply to exceptions, p. 5)

               b.   Prudence of the SSA Alternative

     Staff witness Stutsman indicated that Staff performed an analytical review of both the original SSA and the SSA Alternative. In explaining the analytical review, Mr. Stutsman indicated that Staff prepared a pre-merger (base) analysis of the CIPS system that utilized data submitted in Docket No. 95-0337, CIPS' 1995 least-cost plan proceeding. Numerous post-merger analyses were conducted under the assumption that the UE Illinois load was added to CIPS, and that the SSA or SSA Alternative could be treated as new resource alternatives to meet that increased load. The new resource alternatives assumed to be available, in addition to the SSA and the SSA Alternative, included natural gas combustion turbines, natural gas combined cycle units, and purchased power contracts. Staff assumed that the capacity available under the SSA Alternative during the first five years was the same as that available under the SSA, and that the capacity thereafter available under the SSA Alternative declined on an equal basis each year to zero after year ten. Staff compared the present value revenue requirements of the resource alternatives to determine the least-cost resource.

     Mr. Stutsman testified that the analysis shows that the SSA Alternative is a lower cost resource than the SSA when the effects of a drop off in load are considered. He indicated that a drop off in load could occur if customers left CIPS' system because of the availability of retail wheeling or other factors. He stated that if the SSA were available in one year 100 MW blocks, the combination of such blocks and natural gas combustion turbines would be less costly than the SSA Alternative in the load reduction scenario. Staff concluded that the SSA Alternative is preferable, from a resource planning perspective, to the SSA. Staff found, however, that in most cases, purchased power and/or combined cycle units were less costly than the SSA Alternative. Staff concluded that the SSA Alternative is imprudent since it is not the lowest cost resource alternative.

     In response, Applicants acknowledge that it is appropriate to evaluate whether the transfer of UE's Metro East operations to CIPS is prudent. Applicants assert that only two options should be compared in deciding that issue: (1) keep Metro East with UE or (2) transfer Metro East to CIPS and phase out existing allocations of UE plant to Metro East over 10 years in accordance with the SSA Alternative. Applicants emphasize that the SSA Alternative is designed to maintain the same cost allocations and rates after the transfer as exist today. Applicants conclude that there can be no transfer without the SSA Alternative.

     Applicants note that Staff's third option is the transfer of Metro East operations to CIPS, with CIPS then obtaining capacity and energy in the marketplace to meet the Metro East load. Applicants assert that Staff's third option is not a viable option and should be rejected. Applicants state that this third option would cause UE to incur stranded costs. Applicants indicate that the amount of the stranded costs would be the difference between the costs allocable under the SSA Alternative and the price at which the power previously provided to the Metro East area could be sold on the open market. Applicants state that this loss of revenue to UE would preclude the transfer, thereby preventing the realization of substantial savings in the amount of $2.1 million attributable to the reduction in the invested capital tax and reduced regulatory expense. Applicants also emphasize that the transfer would reduce the regulatory burden on the Commission and the Ameren companies since UE would not be regulated by the Commission.

     Applicants further contend that any least-cost analysis of the SSA Alternative, such as that presented by Mr. Stutsman, is inappropriate because the SSA Alternative reflects the use of existing resources of UE that are used to provide service to its jurisdictional customers. As support for this position, Applicants state that the Commission's least-cost planning rule for electric utilities, 83 Ill. Adm. Code 440 ("Part 440"), distinguishes between "existing resources" and "future resource options." Applicants also note that
Part 440 requires that utilities consider alternative methods of meeting future demand, but does not require an analysis of options for meeting existing demands. (Tr. 658-661) Applicants further note that the Commission has stated that "the least-cost planning process conducted pursuant to Section 8-401 of the Act is directed toward new resources needed to meet increased demand." Amendatory Order in Docket No. 91-0050, pp. 2-3 (June 10, 1992) (emphasis added) Applicants indicate that the Commission rejected a proposal that existing load and resources be the subject of a least-cost analysis in Docket No. 90-0038, involving Commonwealth Edison Company.

     Applicants indicate that the transfer of the Metro East operations to CIPS does not change the fact that the resources used to provide service under the SSA Alternative are existing resources. Applicants note that the ultimate control of the resources and load resides in the same entity, Ameren, regardless of whether the Metro East area is in the service territory of CIPS or UE.

     Applicants assert that CIPS' acquisition of the Hancock, Illinois service territory of UE in 1992 is analogous to the Metro East transfer. Applicants indicate that in connection with that acquisition, CIPS and UE entered into a three-year power agreement under which CIPS utilized the UE electric generation that had previously served the acquired territory. Applicants witness Mill indicated that neither the Commission nor any party in that case suggested that the power agreement be evaluated as a new resource. (App. Ex. RJM-3, p. 4)

     Applicants also assert that Staff's recommended denial of the transfer contradicts least-cost principles. They indicate that if there is no transfer, the existing UE generation and transmission and its cost structure would remain with the UE Metro East customers in perpetuity. In contrast, they indicate that under the SSA Alternative, those customers would be allocated those costs for only five years, and would then gradually be phased to rates based on the cost of new resources by the end of ten years.

     In reply to Applicants' criticisms, Staff disagrees with Applicants' assertion that Staff's "third option" would lead to stranded costs for UE. Staff notes that UE is planning to add 347 MW of resources to its system during the five year period from 1997 through 2001 and 638 MW over the next five years. Staff indicates that if CIPS used resources other than those available from UE under the SSA Alternative to meet the Metro East load, some of the resource additions planned by UE could possibly be deferred and UE's stranded costs could actually be mitigated.

     Staff also indicates that it did not perform a Part 440 least-cost analysis. Consequently, Staff concludes that Applicants' discussion concerning the scope and purpose of Part 440 is irrelevant. Staff indicates that its analysis was performed to determine whether CIPS entry into the 30-year SSA or 10-year SSA Alternative is prudent in today's electric utility industry environment. Staff emphasizes that it was necessary to treat the SSA as a new resource in order to determine if a prudent lesser-cost option existed.

     Staff also disagrees with Applicant's contention that the transfer of the Hancock County service territory from UE to CIPS is analogous to the proposed Metro East transfer. Staff indicates that today's environment in which electric utilities operate is substantially different than that which existed in 1992, citing the movement toward increased competition. Staff further notes that the three-year term of the power agreement between

CIPS and UE in 1992 is substantially shorter than the terms of the SSA and SSA Alternative.

     Staff also disagrees with Applicants' assertion that the UE generation, transmission and cost structure would remain with its Metro East customers in perpetuity if the transfer were denied. Staff indicates that Applicants' position ignores the likelihood that retail wheeling will be available in the future.

               c.   Allocation of Costs Under the SSA Alternative

     IIEC contends that the methodology for allocating costs under the SSA Alternative is inappropriate since it is inconsistent with the methodology previously used by the Commission. Mr. Brubaker explained that the Commission has utilized a comprehensive inter-jurisdictional embedded cost of service study to determine the portion of UE's total system generation and transmission costs that should be allocated to Illinois customers. In contrast, he indicated that the SSA Alternative utilizes a levelized carrying charge approach to allocate costs that is based on a "fixed charge rate methodology" that UE downloaded from the FERC Bulletin Board. He expressed concern that UE has not calculated the amount of costs that would be allocated under the allocation method approved by the Commission in UE's last electric rate case in 1985. (IIEC Ex. 1.0, pp. 8-9)

     Mr. Brubaker cited two differences in the allocation methodologies. He indicated that the methodologies treat depreciation expense differently and that the SSA Alternative utilizes the 12 coincident peak ("CP") method to allocate costs, while the Commission approved the 4 CP method in UE's last rate case.

     In response, Applicants' witness Mill emphasized that the SSA Alternative was designed to maintain existing cost of service allocations. He indicated that the traditional embedded cost of service approach and the levelized fixed charge approach are both reasonable, widely accepted methodologies that produce similar results over time. (App. Ex. RJM-4, pp. 3-4)

     In reply, IIEC notes that Mr. Mill was unaware of any entity besides FERC that utilized the levelized fixed charge methodology. (Tr. 364) Mr. Brubaker also emphasized that Mr. Mill presented no evidence that the two methodologies produce similar results over time. (IIEC Ex. 3.0, p.3)

               d.   Savings Under the Transfer

     Staff and IIEC indicate that the $2.1 million in annual savings associated with the transfer that were identified by Applicant are not significant enough to overcome the drawbacks of the transfer. Dr. Schlaf noted that the $2.1 million is only 1.3% of the $161 million of sales by UE to its Illinois service area in 1995. (Staff Ex. 19.0, p. 3) Mr. Brubaker testified that the invested capital tax savings of $1.9 million per year calculated by

Applicants are not sufficient to offset the increased risk of higher costs to Metro East ratepayers. (IIEC Ex. 3.0 Supp., p. 6)

     In response, Applicants assert that $2.1 million in annual savings is a significant amount.

     Citing its witness Smith's testimony (Staff Ex. 17.00, p. 8), Staff questions whether annual savings of $2.1 million would be realized from the transfer. Staff indicates that besides invested capital tax, changes in items such as depreciation expense, property tax, income tax, payroll tax and wage expense may impact revenue requirement following the transfer.

     In response, Applicants contend that Mr. Smith never suggested that these items would change if Metro East is transferred to CIPS. They assert that Mr. Smith only speculated as to the effect of those items on the post-merger (not post-transfer) apportionment factors used to determine the level of the invested capital tax. They indicate that their witness Craig Nelson explained that Ameren fully considered the effects of those items on the invested capital tax. They state that the only item that has a significant impact is the change in the payroll factor. They indicate that this impact is fully reflected in their estimate of the reduction in invested capital tax. (Tr. 813-814) Therefore, Applicants conclude that Staff's conjecture regarding other changes to the revenue requirement has no foundation in the record and should be rejected.

               e. Consolidation of Metro East Rates with Rates Applicable to the Rest of CIPS' Service Area

     IIEC witness Brubaker raised the concern that if the transfer is approved, Metro East customers could see substantial electric rate increases when the Metro East rates are consolidated with the rates for the rest of CIPS' service area. Mr. Brubaker testified that CIPS' rates are considerably higher than UE's Metro East rates for all major customer classes. He indicated that firm industrial customers in the Metro East area would experience an overall increase of 23% if they were placed on CIPS' existing rates, while interruptible industrial customers would experience an overall increase of 52%. (IIEC Ex. 1.0, p. 12)

     In response, Applicants indicate that the Commission will have the final say as to whether rates should be uniform for CIPS' service area. Applicants state that they are confident that the Commission will treat Metro East customers appropriately and would fully consider significant customer impacts from rate consolidation. Applicants emphasize that they would not propose uniform rates unless rate impacts were minimal. (App. Ex. GLR-11, p. 6) They further note that they have proposed that the Commission require CIPS to maintain separate rates for the Metro East area for at least five years. (Id.)

          3.  Commission's Conclusion

     The Commission concludes that the public will not be convenienced by the proposed transfer and that the proposed transfer should not be approved. In reaching this conclusion, the Commission recognizes that there are benefits from the transfer. The evidence presented by Applicants indicates that the transfer will result in annual savings of approximately $2.1 million, of which $1.9 million is attributable to the reduction in the Illinois invested capital tax, and $200,000 is attributable principally to avoided regulatory expenses. Applicants also indicate that the transfer eliminates the possibility of future interjurisdictional conflicts between Illinois and Missouri, although they failed to identify any real problems that have resulted from the jurisdiction by the Commission and the Missouri Public Service Commission over UE's public utility operations.

     The Commission determines that these potential benefits of the transfer are outweighed by the transfer's deficiencies associated with the SSA Alternative. The SSA Alternative is a wholesale power contract between CIPS and UE, and would be subject to FERC approval. FERC would have jurisdiction over the terms and conditions of the SSA Alternative, including the demand and energy charges specified therein. The loss of jurisdiction over the rates associated with the transmission and generation component of service to the Metro East service area is a major concern to the Commission. This concern is aggravated by the fact that the SSA Alternative utilizes a levelized fixed charge approach previously approved by FERC to allocate costs which is different than the allocation methodology previously adopted by the Commission for the allocation of UE's capacity costs to its Illinois service area. While Applicants presented testimony that the FERC methodology and the methodology previously adopted by the Commission should produce similar results over time, no evidence was presented which compared actual results from the two methodologies.

     The Commission is not convinced that the jurisdictional conditions agreed to by Applicants, set forth in the Appendix to this Order, will preserve either the Commission's jurisdiction over the SSA Alternative or its ability to adjust the allocation of plant and expenses thereunder. As IIEC points out, the language does not change the fact that costs under the SSA Alternative are regulated by FERC. Applicants have failed to cite any case law in support of their conclusion that the language will preserve the Commission's jurisdiction. The inclusion of the jurisdictional conditions in the body of the SSA Alternative, as proposed by Applicants in their brief on exceptions, does not satisfy concerns about the loss of the Commission's jurisdiction.

     The Commission believes that Staff's analysis presented by Mr. Stutsman further supports the conclusion that the SSA Alternative should not be approved. Staff's analysis appropriately examined whether entry into the ten-year SSA Alternative is prudent in today's electric utility environment. That analysis indicates that CIPS could serve the transferred Metro East electric load through less costly resources than the SSA Alternative, such as purchased power and/or combined cycle units.

     The Commission determines that Applicants' criticism of Staff's analysis has no merit. Applicants' discussion regarding "existing resources" in the context of Part 440 is irrelevant. Staff did not perform a Part 440 least-cost analysis as part of an electric utility energy plan proceeding. Rather, Staff appropriately examined least-cost considerations solely in the context of determining whether the SSA Alternative is prudent and in the public interest. Staff's analysis leads to the conclusion that the SSA Alternative is not the least-cost resource option and provides one reason for not approving it.

     The Commission further concludes that the SSA Alternative is distinguishable from the transfer of the Hancock County service area from UE to CIPS in 1992. As Staff noted, the electric utility environment today, with the movement toward increased competition, is significantly different than that which existed in 1992. Also, the three-year term of the power agreement between CIPS and UE that was implemented in connection with the Hancock County transfer is substantially shorter than the term of the SSA Alternative.

     For the foregoing reasons, the Commission concludes tat approval of the SSA Alternative is not in the public interest. Since the SSA Alternative is an integral part of Applicants' proposed transfer of the Metro East service area from UE to CIPS, the Commission concludes that the transfer cannot reasonably be approved.

     C. Ability of CIPS and UE to provide adequate, reliable, efficient, safe and least-cost public utility service.

     Section 7-204 of the Act requires that before a proposed reorganization can be approved, the Commission must find that "the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service." With the denial of the transfer of the Metro East service area to CIPS, both CIPS and UE will remain public utilities subject to the Commission's jurisdiction.

     Applicants assert that their evidence establishes that the proposed reorganization will not adversely affect electric or gas service for any portion of the Ameren system. Applicants indicate that the merger will enhance efficiency by reducing overall costs by approximately $759 million over the next ten years. Applicants witnesses Moorman and Pettit testified that centralized dispatch of the electric and gas systems of UE and CIPS will enhance efficiency and system reliability. (App. Exs. GWM-1, pp. 9-11, and SDP-1, pp. 11-12) Applicants witnesses Greenwalt, Koertner and Moorman testified that the merger will reduce the risk exposure of UE and CIPS and will provide greater marketing opportunities. (App. Exs., CLG-1, p. 12; GWM-1, pp. 10-11; and WAK-1, p. 7) The managerial talent pool will be enhanced and customer service will benefit from the merger, according to Mr. Greenwalt and Mr. Koertner. (App. Exs. CLG-1, p. 12, and WAK-1, p. 7) Thus, Applicants conclude that every principal aspect of public utility service (operations, finance and customer service) will be enhanced by the merger, without any adverse side effects. (Initial brief, p. 21)

     CUB contends that the proposed reorganization will diminish the ability of UE and CIPS to provide least-cost service. CUB's opinion is based on its conclusion that

Applicants' plan for the ratemaking treatment of merger costs and savings places all of the risk that net savings may not be achieved on ratepayers. (Initial brief, p, 4)

     The Commission has previously concluded in this order that Applicants' proposed ratemaking treatment of merger costs and savings should not be approved in this docket. The ratemaking treatment will be determined in a future rate case or alternative regulatory plan that CIPS and UE are required to file within six months after the closing of the merger. As noted hereinabove, the Commission intends to adopt ratemaking treatment of merger costs and savings in those rate cases or alternative regulatory plan proceedings that is fair to both Ameren and the ratepayers of CIPS and UE. Therefore, CUB's least-cost concerns are based on a plan that has not been adopted by the Commission.

     The Commission concludes that the evidence establishes that the reorganization as approved herein will not diminish the ability of CIPS and UE to provide adequate, reliable, efficient, safe and least-cost public utility service.

     D.   The Public Convenience Standard under Section 7-102

     Before the proposed merger can be approved, the Commission is required under Section 7-102 (I) of the Act to find that the public will be convenienced by it. In Commonwealth Edison Company v. Illinois Commerce Commission, 181 Ill. App. 3d 1002, 131 Ill. Dec. 25, 538 N.E. 2d 213 (2d Dist. 1989), the Court
stated:

     "[P]ublic convenience" must be read in the context of the specific purposes of the Act, namely to provide the public with efficient utility service at a reasonable cost. Our supreme court has stated that the public convenience factor, when read in the context of the Act, includes such factors as costs to customers, simplification of utility service, operating costs, facilities planning and proximity of service territories. (Illinois Power Co. v. Illinois Commerce Commission, (1986), 111 Ill. 2d 505, 96 Ill. Dec. 50, 490 N.E, 2d 1255)

     The Commission recently revisited the public convenience standard in Commonwealth Edison Company (Docket No. 95-0615, March 12, 1997) For purposes of that docket, the Commission found that the public convenience standard would be met if the evidence indicates that the benefits to ratepayers are reasonably likely to exceed the costs or harms to them. This standard was subsequently applied by the Commission in Docket No. 96-0229 (Order, March 31, 1997) The Commission determines that this same standard should be applied in this merger proceeding.

     Applicants contend that to the extent that Section 7-102 applies to the merger transactions, their evidence amply establishes that the public convenience standard has been met. (Initial brief, p. 19)

     CUB, on the other hand, contends that the merger, as proposed by Applicants, does not meet the public convenience standard. CUB's conclusion is based on its position that Applicants' plan for the ratemaking treatment of merger costs and savings places all of the financial risk associated with the merger on ratepayers. CUB asserts that Applicants' plan guarantees that Applicants will recover all of their merger costs and receive one-half of their originally estimated merger savings, regardless of whether the savings are actually achieved. CUB further asserts that Applicants' plan does not guarantee any merger savings to ratepayers. (Initial brief, pp. 3-6).

     The Commission concludes that the public will be convenienced by the proposed merger. The evidence establishes that the merger's benefits to Illinois ratepayers of CIPS and UE are reasonably likely to exceed its costs to them. Applicants have estimated that there will be total merger savings of $759 million during the first ten years after the merger. Taking into account transaction costs of $22 million and transition costs of $51 million, Applicants expect the merger to produce $686 million in net savings over the ten-year period. Applicants' witness Rainwater testified that Applicants expect that the merger savings will flow as follows: 58.7% to UE retail electric, 3.5% to UE wholesale electric, 3.6% to UE gas, 22.5% to CIPS retail electric, 3.9% to CIPS wholesale electric and 7.8% to CIPS gas. (Applicants' Ex. GLR-1, p. 16). Applicants' witness Mill testified that certain joint dispatch and purchased gas savings will flow to Illinois ratepayers through the fuel adjustment clause ("FAC") and purchased gas adjustment ("PGA") clause. (Applicants' Ex. RJM-1, p.
13)

     CUB contends that if Applicants' proposed ratemaking treatment of merger costs and savings is approved, the public convenience standard will not be met. CUB's concerns are based on a ratemaking treatment that has not been adopted by the Commission. The ratemaking treatment of merger costs and savings will be determined in a future rate case or alternative regulatory plan that CIPS and UE are required to file within six months after the closing of the merger. The Commission intends to adopt ratemaking treatment of merger costs and savings in those rate cases or alternative regulatory plan proceedings that is fair to both Ameren and the ratepayers of CIPS and UE.

     E.   Market Power Issues

          1.   Overview of the Merger Guidelines adopted by the FERC

     FERC has adopted the U.S. Department of Justice and Federal Trade Commission Merger Guidelines (the "Guidelines") as the basic framework for evaluating the competitive effects of proposed mergers. The Guidelines are explained in the direct testimony of Staff witness Michaels and Applicants' witness Frame. (Staff Ex. 22.0, pp. 9-10; Applicants Ex. RWF-I, pp. 40-45)

     Dr. Michaels testified that the Guidelines presume that a merger is harmful if it could increase price by more than a "small but significant and nontransitory amount" in some relevant market. That amount is "in most contexts . . . an increase of five percent lasting for the foreseeable future." The Guidelines specify procedures for defining the relevant product and geographic markets. Dr. Michaels indicated that a product (or group of products) is defined as relevant if buyers cannot easily turn to substitutes when faced with higher prices for it. Similarly, the relevant market's geography is also determined by the alternatives open to buyers. Dr. Michaels stated that the relevant geographic market is "the smallest area in which a monopolist in the same products could profitably impose that [significant and nontransitory] price increase."

     After the relevant markets are defined, the Guidelines require an examination of seller concentration in those markets. Dr. Michaels indicated that the rationale for this examination is the expectation that markets with numerous suppliers will be more likely to perform competitively than markets with few suppliers. The study of concentration must also account for the relative size of the sellers; e.g., the price in a market where one seller has 90 percent of sales and 99 others share the remaining 10 percent may differ from the price in a market shared by 100 equally sized sellers. To capture such differences, the Guidelines require the calculation of the relevant market's Herfindahl-Hirschman Index ("HHI") of concentration both prior to and post merger. An HHI is computed by squaring the market shares of each seller in the market and then summing those squares.

     The Guidelines provide that a market with a post-merger HHI under 1,000 will ordinarily require no further analysis. Markets with post-merger HHI's between 1,000 and 1,800 are considered to be "moderately concentrated." If the HHI in such markets increases by less than 100 points, it is "unlikely to have adverse competitive effects." If the increase exceeds 100 points, it is deemed to "potentially raise significant competitive concerns." Markets with HHI's in excess of 1,800 are considered to be highly concentrated. An increase in the HHI in such markets of 50 to 100 points "potentially raises significant competitive concerns", while an increase in the HHI of over 100 points is "likely to create or enhance market power or facilitate its exercise."

     If the above thresholds are not exceeded, the merger applicants are not required to provide further information. If the thresholds are exceeded, this does not mean that the merger must fail on competitive grounds. Rather, the applicants are required to present additional information that addresses the potential for adverse competitive effect. The Guidelines indicate that additional factors that could mitigate or counter-balance the potential competitive harm should be examined, such as ease of entry in the market.

          2.   Applicants' Position

               a.   Product Market

     Applicants indicate that the analysis set forth in the Guidelines is designed for the evaluation of the effect of a merger on wholesale competition. They note that FERC recommends the analysis of the effect of a merger on long-term capacity, short-term capacity and non-firm energy markets over a variety of seasonal segments. Applicants' witness Frame concluded that the only product market that is relevant to the investigation of market power in this proceeding is short-term or non-firm energy. (Applicants' Ex. RWF-1, p. 50)

     Applicants indicate that concerns about the merger-induced creation of market power in long-term capacity markets can be readily dismissed for the following reason. Investigations of the potential for exercising market power in long-term capacity generally have focused on whether the entity subject to the investigation controls entry barriers that might be used to thwart the entry of its would-be competitors. Applicants' witnesses Frame, Borkowski, and Koertner testified that Applicants lack control over relevant entry barriers, and that Applicants' open access transmission tariff, FERC's Orders 888 and 889 and Applicants' commitment to the Missouri Public Service Commission ("MPSC") to form or participate in a regional Independent System Operator ("ISO") eliminate any concern that Ameren might be able to use its transmission system to thwart competitive entry.

     Mr. Frame concluded that concerns about the merger-induced creation of market power in short-term capacity markets can also be readily dismissed. He indicated that, because UE must purchase additional capacity from other suppliers in order to meet its native load and reserve goals, UE cannot realistically be considered a competitor in the short-term capacity markets, even for time periods as short as a year. (Applicants' Ex. RWF-1, p. 51)

     Mr. Frame stated that capacity sales for shorter than one-year time periods generally are included in an analysis of non-firm or short-term energy markets. Therefore, he focused on an assessment of the impact of the merger on the non-firm or short-term energy market.

     Both Staff witness Michaels and CUB witness Shepherd criticized Mr. Frame's failure to include short-term capacity as a relevant market. Dr. Michaels testified that, with retail wheeling, capacity will be freed up as UE's former captive load departs. (Staff Ex. 22.0, p. 19) Similarly, Dr. Shepherd testified that the shortage of capacity makes no sense under competitive conditions. He indicated that UE would no longer be dedicated to serving its native load. (CUB Ex. WGS-1, p. 5)

     Dr. Shepherd also testified that Mr. Frame's decision to focus only on the non-firm energy market ignores the fact that many customers, especially residential customers, will require firm power. He indicated that these firm power markets are likely to be vulnerable to the exercise of market power. (CUB Ex. WGS-1, p. 7)

     In response, Mr. Frame indicated that while he defined non-firm energy as the relevant market, he used measures of capacity to assess concentration in that market. He testified that those same capacity measures could be used to assess concentration in capacity markets. (Applicants Ex. RWF-13, p. 5)

               b.   Geographic Market

     In performing the screening analysis set forth in the Guidelines, Mr. Frame examined two separate geographic markets. The first of these was the "CIPS market." Mr. Frame indicated that customers in the CIPS market are those located within the existing CIPS control area. Generation which can supply the CIPS market includes both that which is located within the CIPS control area as well as that which can be imported from the outside. Mr. Frame concluded that potential outside suppliers to the CIPS market include (i) all entities currently interconnected with any Illinois supplier, (ii) UE and all entities interconnected with UE, and (iii) most entities located in the Mid-Continent Area Power Pool (MAPP), even if not interconnected with UE or an Illinois supplier. Mr. Frame testified that he included most entities of MAPP because of the existence of a single postage-stamp transmission rate throughout MAPP. Because the merger combines an entity owning all or virtually all of the generation inside the CIPS control area (i.e., CIPS) with one potential outside supplier (i.e., UE), Mr. Frame indicated that the effects of the merger on generation concentration are likely to be greater in the CIPS market than in any other. (Applicants' Ex. RWF-1, pp. 48-49)

     Mr. Frame also defined and analyzed an "All-Illinois market." Customers in the All-Illinois market include all of the load in Illinois, except that served by the distribution cooperative members of Soyland and municipal systems other than Springfield. Mr. Frame indicated that time limitations did not permit inclusion of these additional loads in his analysis. Suppliers include all entities owning generation in Illinois (other than Soyland and municipal systems other than Springfield), as well as those that can export energy to Illinois from out-of-state. Out-of-state suppliers in this market are the same as for the CIPS market.

     CUB contends that Mr. Frame is overly optimistic regarding the suppliers that will be selling electricity to customers in CIPS' territory. Dr. Shepherd testified that it is better to assume that the generation serving the local service territory is the relevant market until experience shows that markets are actually wider. (CUB Ex. WGS-1, p. 8)

     In response, Mr. Frame indicated that the broad group of suppliers included in his analysis is consistent with the economics of potential bulk power transactions and the Guidelines. He stated that the Guidelines do not place arbitrary limits on who may supply energy into the market. He indicated that all suppliers that are directly connected with UE, CIPS or another Illinois supplier are at most only one wheeling charge away from the relevant geographic market. He stated that the group of one wheel suppliers includes four suppliers within MAPP. He indicated that he added other MAPP suppliers to his analysis in light of the opportunities for directly connected MAPP entities to broker power into Illinois retail markets, using MAPP's existing single system transmission tariff. (Applicants Ex. RWF-13, p. 3)

               c.   HHI Results

     For both the All-Illinois market and the CIPS market, Mr. Frame performed HHI analyses for 36 different cases; i.e., nine time periods times two capacity measures times two transmission allocation measures. The results for the All-Illinois market are summarized in Applicants' Exhibits RWF-4 through RWF-7, and the results for the CIPS market are summarized in Applicants' Exhibits RWF-8 through RWF-11.

     Mr. Frame testified that in each of the 36 cases analyzed for the All-Illinois market, the post-merger HHI falls into the "highly concentrated" (greater than 1,800) category under the Guidelines. He indicated, however, that for each of the cases, the merger-induced HHI increase is far below the Guidelines screening threshold of 50. He also noted that the post-merger shares of Ameren are relatively small, reaching a maximum of only 6.8%. Therefore, he concluded that his analysis of the All-Illinois market shows that concerns about the merger creating unacceptable levels of market power can be summarily dismissed. (Applicants' Ex. RWF-1, pp. 63-64)

     Mr. Frame testified that there are relatively few HHI increases in the CIPS market that exceed the threshold levels of the Guidelines. Applicants' Exhibits RWF-8 through RWF-11 indicate that in 10 of the 36 cases analyzed for the CIPS market, the merger-induced increases exceeded the threshold levels. In those 10 cases, the post-merger HHI was between 1,000 and 1,800 and the increase in the HHI exceeded 100, ranging from 108 to 211.

     Mr. Frame's All-Illinois market ignores transmission constraints between Illinois control areas and, in effect, treats all generation and load in Illinois as if it were located at a single point. Mr. Frame recognized that this assumption is unrealistic in an electrical sense, He indicated, however, that the only way to avoid this problem is to apply a much more costly modeling tool to the Illinois retail market than is required under the Guidelines. He stated that the use of such a model would preclude the completion of the study within the limited time frame available in this docket. (Applicants' Ex. RWF-1, p. 49) CUB contends that Mr. Frame's assumption of no transmission constraints causes his HHI results to understate the market power problems resulting from the merger. (Initial brief on reopening, pp. 10-11)

               d.  Analysis of Other Factors Affecting Market Power

     The Guidelines indicate that it would be improper to reject a merger on the basis of HHI concentration indices alone. Rather, the Guidelines provide that if the HHI analysis indicates that a proposed merger may significantly increase concentration in any relevant markets, other factors should be examined that either address the potential for adverse competitive effect or could mitigate or counterbalance the potential competitive harm. (Guidelines, p. 58)

     Applicants' analysis of other factors generally focused on whether there are likely to be adverse competitive effects resulting from the merger and whether entry is sufficiently easy to prevent existing market participants from exercising market power.
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

With regard to the former, Mr. Frame indicated that it is unlikely that a firm with market shares as low as those that Ameren will have post-merger could ever be in a position to exercise market power on a unilateral basis. (Applicants' Ex. RWF-1, pp. 71-72) Mr. Frame testified that UE is short of capacity and, therefore, must purchase additional capacity in the marketplace in order to meet its peak demand plus reserve responsibilities on behalf of its native load customers. As a result, Applicants conclude that UE lacks market power at those times when relatively few additional resources are available to limit price increases by those possessing market power.

     Mr. Frame indicated that another factor likely to mitigate competitive concerns is the difficulty in coordinating pricing and output decisions with other market participants. He indicated that coordination is difficult in light of the different terms and conditions under which electricity is sold. He stated that these differences include the degree of reliability (firmness of supply), the manner in which price fluctuations are shared, location, transmission path and contract duration. (Applicants' Ex. RWF-1, p. 72)

     Mr. Frame also pointed out that Applicants' single-system, open-access transmission tariff should increase competitive possibilities. Accordingly, he indicated that customers will be able to transact with more trading partners by paying only a single wheeling fee whereas, without a merger, arranging two transmission transactions and paying two wheeling charges would have been required. Because of the manner in which transmission prices are determined under traditional procedures, the ceiling price under the Ameren tariff always will be less than the sum of the two stand-alone charges. As a result, transactions may go forward in the future that, without the merger, would have been deterred by the "pancaking" of transmission charges. If and when retail "customer choice" comes about in Illinois, the Ameren open access tariff may have a particularly beneficial effect on customers now served by CIPS. While they may lose UE as an independent "one wheel" supply option as a result of the merger, CIPS' current customers will gain numerous other "one wheel" supply options that would not otherwise have been available to them. A similar statement is true of the retail customers in Illinois currently served by UE. (Applicants' Ex. RWF-1, pp. 36-37)

     In this regard, as a condition for its approval of the UE-CIPS merger, the Missouri Public Service Commission has required that UE "file or join in the filing of a regional ISO proposal at the Federal Energy Regulatory Commission that eliminates pancaked transmission rates . . . . " UE has accepted this condition, and therefore, once the merger is consummated, additional one wheel options also may become available. (Id., pp. 37-38)

     Applicants also point out that CIPS' interconnections with its neighbors are strong. Applicants' witness Whiteley testified that, except for extremely limited amounts of local generation inside of CIPS' control area which must run to provide voltage support (i.e., reactive power), CIPS' transmission system is capable of importing all of the control area requirements from the outside and CIPS' transmission system generally is free from constraints. (Applicants Ex. DAW-1, p. 9) Mr. Frame testified that this fact, coupled with the fact that UE and CIPS together are interconnected with so many important bulk power suppliers in the region, mitigates market power concerns with respect to the merger. (Applicants' Ex. RWF-1, p. 38)

     Additionally, as Applicants' witnesses Koertner and Borkowski testified, CIPS and UE are in a very competitive market for generation. They indicated that this market has many suppliers, and much capacity and energy to market. (Applicants' Exs. WAK-6, p. 13; MAB-1, pp. 14-15) Applicants state that the competitive nature of this market is likely to persist after the industry is restructured to allow for greater retail competition.

     Applicants indicate that there is overwhelming evidence in the testimony of its witnesses Frame, Borkowski and Koertner that there are no significant entry barriers preventing entry by new suppliers into electric generation. Mr. Frame noted that the Guidelines specifically state that where entry is easy, a "merger raises no antitrust concerns and ordinarily requires no further analysis." He stated that this is true no matter what the market shares and concentration indices are. (Applicants' Ex. RWF-1, p. 73)

     Applicants also pointed out that they made their Hart-Scott-Rodino ("HSR") filings on April 18, 1997. They indicate that the United States Department of Justice ("DOJ") cleared the merger under HSR as of May 19, 1997, and that no further filings by Applicants or action by the DOJ or the Federal Trade Commission will be required. They state that this is, in effect, a finding by the nation's two primary antitrust enforcement agencies that the merger presents no concerns with regard to adverse effects on competition. (Initial brief on reopening on market power issues, pp. 6-7)

     Applicants also contend that issues relating to the mitigation of potential market power in a deregulated regime are generic and do not arise from the merger. Applicants' view is that the most important new types of potential market power problems likely to arise from deregulation relate to (i) the concentration of the ownership of generation inside particular geographic areas that at times may be transmission-constrained (the "load pocket problem") and
(ii) local "must run for reliability" generation. (Initial brief on reopening on market power issues, p. 8)

     Regarding the load pocket problem, Mr. Frame testified that if transmission lines into "load pockets" are constrained, additional supplies from the outside may not be available to defeat price increases by those who control generation inside the load pockets. Therefore, if one supplier owns all of the generation inside the load pocket and the prices that it may charge are not regulated or otherwise limited as they are today, that entity may be able to exercise market power. Where situations are identified in which a supplier might be able to exercise market power as a result of concentrated ownership of generation inside of load pockets, it may be appropriate to identify mitigation measures in the process of designing the restructured electric supply industry. (Applicants' Ex. RWF-1, pp. 25-26)

     Mr. Whitely testified that neither the CIPS nor the UE-Illinois control area is or contains a load pocket. Applicants noted in this regard that FERC undertook an extensive review of whether Applicants' transmission lines were constrained. Applicants state that the FERC Initial Decision indicates that the uncontroverted evidence showed that there are no significant transmission constraints on Applicants' systems. Applicants conclude that there is, therefore, no need for mitigation measures with regard to a load pocket problem in the context of considering the market power implications of a merger of UE and CIPS. Applicants emphasize that the load pocket problem, by its very nature, is a local problem not likely to be exacerbated by a merger, even between adjacent electric suppliers (such as UE and CIPS), because if limits on imports into any particular area were to exist, they would be there regardless of the merger. (Initial brief on reopening on market power issues, p. 4)

     Mr. Frame explained that a local must-run problem involves a situation in which those who own or otherwise control specific generators, or small groups of generators, that must be run for reliability purposes could, if unconstrained by contract or regulation, extract monopoly profits in a world where the supply of generation service of all kinds is unregulated. He indicated that the owners of such must-run generation could bid very high prices for their output, and the system operator would be forced to call on those generators to operate for reliability reasons even if the energy which they provide could be replaced by much cheaper sources absent the must-run constraints. (App. Ex. RWF-1, pp. 26-
27)

     Applicants explained that, as with load pockets, the merger could not cause or exacerbate any must-run problem. Mr. Whiteley testified that CIPS has a very strong transmission system, which gives it the capability to import generation to serve its total load, except for a very small amount of must-run generation equal to 12% of load. He also indicated that the UE-Illinois service area has no native generation and is, therefore, capable of importing all of its generation requirements. (Applicants Ex. DAW-1, p. 9) Applicants state that the merger of UE and CIPS will not alter the physical configuration of their systems, and, therefore, cannot affect what level of generation must run for reliability purposes.

     Mr. Frame testified that if its is ultimately determined that particular generators (or small groups of such generators) should be considered local must-run and, therefore, possess market power in a regime of totally deregulated electricity supply, it presumably would be necessary to develop mitigation measures which address that must-run market power. He indicated, however, that this must be done regardless of whether the merger of UE and CIPS occurs. (Applicants Ex. RWF-1, p. 27)

     Finally, Applicants explained that their participation in an ISO arrangement is further assurance that the merger will create no market power concerns.

     Applicants conclude that no conditions should be imposed on the merger with regard to market power.

          3.  Staff's Position

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

          a.  Product Market

     In applying the Guidelines, Staff witness Michaels determined that the relevant commodity is firm full-requirements power delivered to the retail customer. He indicated that users of electricity value the reliability provided by full requirements power. He stated that utilities are the only retail sellers of bundled services in the current regulated market. Therefore, Dr. Michaels concluded that the components of full requirements power should be examined. He indicated that the components of full requirements power are long-term and short-term capacity (and the associated energy), short-term energy, ancillary services and transmission access. (Staff Ex. 22.0, pp. 4, 13-20)

     With regard to transmission access, Dr. Michaels indicated that FERC currently assumes that open access transmission tariffs for comparable services could mitigate or eliminate market power in transmission. He concluded that if open access occurs similarly over state-jurisdictional lines, it will mitigate or eliminate the monopoly power of the transmission owners. (Staff Ex. 22.0, p.
17)

     Dr. Michaels testified that in the advent of retail wheeling, end-users, marketers, merchants and utilities can make use of long-term capacity. He noted that neither CIPS nor UE control any resources, including fuel supplies and plant sites, that might act as barriers to the construction or reallocation of capacity. (Staff Ex. 22.0, pp. 17-18)

     Dr. Michaels indicated that the merger replaces CIPS and UE with a single owner of non-firm energy that might be available to retail wheeling customers. He noted, however, that UE seldom sells substantial quantities of non-firm energy. He stated that non-firm energy is only sporadically available and that a customer desiring a full-requirements power supply must own capacity or options on capacity to function reliably without interruptions. He concluded that the merger will not affect the non-firm energy markets to which retail customers will have access. (Staff Ex. 22.0, p. 18)

     He testified that the characteristics of future markets for ancillary services will be influenced by the details of deregulation He concluded that any evaluation of the merger's impact on ancillary services would be conjectural in light of uncertainty as to future market conditions and lack of data. (Staff Ex. 22.0, p. 18)

     Dr. Michaels determined that short-term capacity is the most important market in which the merger can effect retail competition. He indicated that achieving a firm power supply through the construction of long-term capacity is quite expensive and may become uneconomic if fuel or power prices change adversely. He stated that short-term capacity is a more market-sensitive substitute for long-term capacity. He concluded that short-term capacity will be valuable to end-users and marketers in a retail wheeling market, providing them with flexibility and reliability. (Staff Ex. 22.0, pp. 18-19) . Therefore, Staff focused on the short-term capacity market in its Guideline's analysis.

          b.  Geographic Market

     Staff witness Mitnick testified that the geographic market for the Guideline's analysis should be limited to electric capacity owned by CIPS or by a utility directly interconnected with CIPS (including UE). He indicated that this market includes generation capacity owned by 14 utilities. He stated that if no significant market problems were found to exist in this limited market, certainly no threats to retail competition would exist if the market was actually more extensive. (Staff Ex. 23.0, pp. 13, 20) Dr. Michaels testified that the size of this limited market is appropriate since competition is likely to first occur in a narrow market after retail wheeling is implemented. He indicated that if retail wheelers find that the first market in which they operate is not competitive, they may be discouraged from further experimentation. He stated that Mr. Frame's finding of competition in a broad market, if correct, will carry additional force if there is competition in a narrower market that is an evolutionary step toward a broader one. (Staff Ex. 23.0, p. 21)

          c.  HHI Results

     For Staff's HHI analysis, Mr. Mitnick first selected 36 hours of actual operation in the electric generation market that are broadly representative of all hours. The 36 hours are from the period October 31, 1995 through September 30, 1996. Three hours per month were used: one weekday daytime hour, one weekday nighttime hour, and one weekend hour. To ensure a complete analysis, he selected an additional 36 hours in which peak generation occurred during the same 12-month period. (Staff Ex. 23.0, p. 14) For each of the 72 hours in his analysis, Mr. Mitnick utilized five measures of capacity. (Id., pp. 17-18) The results of Staff's HHI analysis are summarized in Staff Exhibits 23.6 A and B, 23.7 A and B and 23.8 A and B. Mr. Mitnick concluded from his analysis that the merger does not appear to be a serious threat to competition. He indicated that this result is not surprising in light of the fact that UE's market share is approximately 10% for most of the 360 combinations and CIPS' market seldom exceeds 5%. (Staff Ex. 23.0, pp. 20-21)

     Dr. Michaels testified that for most hours in both of Mr. Mitnick's representative and peak-hour samples, the calculated HHI's and the merger-induced increases in the HHI's are in the range that triggers concern under both FERC merger policy and the Guidelines. He stated that this pattern of HHI increases and sizes persists through the five definitions of relevant market capacity. (Staff Ex. 22.0, p. 22) Therefore, he conducted an additional analysis of market factors in accordance with the Guidelines.

          d.  Analysis of Other Factors Affecting Market Power.

     Staff contends that the most important factor that mitigates possible adverse effects of increased market concentration is transmission access policy. Dr. Michaels testified that open access with comparable service either eliminates or mitigates a utility's monopoly power over its own transmission. He indicated that if markets for the components of full requirements power are competitive, open access will allow retail customers to compete in such markets under the same ground rules as transmission owners. He concluded that absent any evidence to the contrary, it appears that the same type of open access provisions that eliminate market power over wholesale transmission will also do so for retail transmission. (Staff Ex. 22.0, p.24)

     Staff points out that under FERC open access order 888, transmission owners must serve retail wheeling customers on the same terms under which they serve themselves and wholesale wheeling customers. Staff indicates that Applicants' commitment to participate in an ISO arrangement provides further assurance of nondiscriminatory treatment of retail wheeling customers. (Initial brief on reopening, p. 11) Dr. Michaels indicated that Ameren's single system open access tariff may increase the competitive opportunities of retail wheeling customers in the CIPS area and is unlikely to diminish them. (Staff Ex. 22.0, p. 25)

     Dr. Michaels also examined entry conditions facing new sellers of electricity. He noted that marketer activities in CIPS' service territory have grown rapidly He noted that in 1996, CIPS sold power to 30 marketers, bought power from 22, and wheeled electricity for five, while in 1994. CIPS had no transactions with marketers. He further stated that if the results of the pilot retail wheeling programs of Illinois Power Company and Central Illinois Light Company are applicable to CIPS, marketer entry under retail wheeling will be quick and substantial. He also indicated that Ameren's single system transmission tariff and ISO will probably facilitate the entry of marketers seeking retail customers. (Staff Ex. 22.0, p. 26-28)

     Dr. Michaels also addressed vertical market power, which is the ability of a utility that owns generation to prevent market entry of less expensive power through its control of the transmission system. He indicated that retail wheeling with open access provides retail customers with numerous power sources and enables them to circumvent vertical market power in ways that were previously unavailable. On the other hand, he noted that a merged firm's control of a larger grid might provide it with more opportunities to exercise vertical market power. He indicated that regulators can probable ensure that the ISO will diminish the likelihood of vertical market power. (Staff Ex. 22.0, pp. 28-29)

     Dr. Michaels indicated that load pocket problems are closely related to vertical market power. He stated that the configuration of transmission and the peculiarities of geography may require that some generation run independently of market conditions, e.g. to produce reactive power or serve isolated loads. He indicated that if the capacity is dispatched on the basis of bids, the owner of a "must run" unit has unavoidable market power. He stated that a merger might aggravate a load pocket problem by eliminating competition in a load pocket. He emphasized, however, that there is no evidence of any load pockets in which competition will be effected by the proposed merger. (Staff Ex. 22.0, pp. 29-30)

     Finally, Dr. Michaels addressed the effect on competition of customer loyalty to the incumbent electric provider. He noted that numerous utilities have advertising campaigns that advise their customers that they will soon have choice, but should remain with their current supplier. He indicated that loyalty to the existing electric supplier is not a reason for rejecting the merger. He noted that locally unknown marketers captured a substantial fraction of industrial users in the retail wheeling pilot programs in Illinois. He also noted that Public Service Company of New Hampshire's near state-wide incumbency did not prevent it from losing a substantial portion of its residential customers during the initial phase of retail competition in that state. (Staff Ex. 22.0, pp. 30-31)

     Dr. Michaels concluded that the merger will not impede in any way the transition to full retail competition in Illinois. In fact , he indicated that the merger will increase the benefits of retail competition because it will widen the market from which retail users in Illinois can choose electric suppliers. (Staff Ex. 22.0, pp. 33-34)

     Dr. Michaels also commented that mandatory divestiture of CIPS' generation will not noticeably increase retail competition in Illinois. He indicated that mandatory divestiture is a costly and risky process, whose benefits would be small at best in light of the fact that CIPS is a minor force in the regional power market, He also indicated that CIPS should not be denied recovery of stranded investment as a condition of merger approval. He indicated that policies regarding stranded investment are best made at the state-wide level. He further noted that CIPS system has few assets that would be stranded. (Staff Ex. 22.0, p. 35)

     Staff recommends that no conditions regarding market power be imposed on the merger.

          4.   CUB's Position

               a.  CUB's Analysis

     CUB did not perform an HHI screening analysis in accordance with the Guidelines. CUB indicates that its witness Shepherd concluded that such an analysis is of minimal use since he believes that local utilities are likely to retain over a 70 percent market share and have only a few minor rivals. Dr. Shepherd indicated that this retention of market share is comparable to the results from deregulation in other industries. (CUB Ex. WGS-1, p.17) While CUB did not perform an HHI analysis, it did note that the HHI analyses performed by Staff and Applicants identified a number of scenarios in which the post-merger HHI exceeds the thresholds in the Guidelines. For example, CUB points out that Staff's analysis includes 15 hours in which the post-merger HHI is greater than 1,800 and the increase in the HHI exceeds 100. CUB notes that the Guidelines indicate that such an increase is "likely to create or enhance market power."

     Dr. Shepherd emphasized that the UE-CIPS combination is a horizontal merger between two utilities that are likely to be important competitors of each other during and after the expected shift to retail competition. He contended that the merger, therefore, threatens the prospects for effective competition. He asserted that effective competition requires a market with limited concentration and preferably, 8 to 10 comparable rivals. He also indicated that the combined Ameren firm will have more resources to protect its market share in the areas served by UE and CIPS, and repel future competition from other firms. He maintained that the Commission should not approve the merger "until it is clear that there is a fully effective competitive retail electricity market for all customers." (CUB Ex. WGS-1, pp. 2,12-14, and 17-18).

     CUB also maintains that utilities have already been acting in an anti-competitive manner in preparing for a competitive market and are likely to exercise mutual restraint once the competitive market arrives. Dr. Shepherd asserted that each utility can probably gain more by staying home and fortifying its monopoly, rather than encouraging retaliation by invading other areas. (CUB Ex. WGS-1, p. 11) He also noted that utilities have been locking up large industrial customers with long-term contracts that have special price discounts. He indicated that this practice leaves only small and less attractive customers for new entrants to attract when competition commences. (Id., pp. 14-15) Citing its Late-Filed Exhibit 1, CUB notes that industrial customers who purchase power from CIPS through discount contracts used 567 million kWh in 1996, which is 22.6% of total industrial usage. (Initial brief on reopening, p. 6)

     In response to Applicant's testimony that here are no significant barriers preventing entry by new suppliers into electric generation. Dr. Shepherd indicated that entry requires more than just construction of new capacity. He emphasized that it requires access to customers, new marketing, packaging by aggregators, new types of suppliers and mutual invasions by existing suppliers, all of which may be stopped by retaliation or threats by the existing dominant firms. (CUB Ex. WGS-1, p. 6)

     Dr. Shepherd acknowledged that an open access tariffs and an ISO will help ensure access to the transmission system of CIPS. He indicated, however, that they do not ensure that marketers will be able to penetrate CIPS' market on a retail basis. (CUB Ex. WGS-2, p. 7)

     CUB recommends that the Commission require immediate divestiture of generation as a condition of merger approval if the Commission does not accept CUB's position that the merger should be denied. CUB asserts that such action is necessary to protect customers. (Initial brief on reopening, p. 19) Dr. Shepherd testified that it would be more difficult for the Commission to order the Applicants to divest assets after the merger is consummated, than before the merger. He indicated that waiting until after the merger to require divestiture would be akin to trying to unscramble an egg. (CUB Ex. WGS-1, p. 5).

          b.  Responses of Applicants and Staff

     Applicants and Staff criticize CUB for its failure to perform a merger analysis in accordance with the Guidelines. They indicate that Dr. Shepherd failed to engage in any quantitative analysis. (Applicant's initial brief on reopening on market power issues, p. 20, Staff's initial brief on reopening, pp. 13-14)

     Applicants note that Dr. Shepherd was concerned that the merger of CIPS and UE would eliminate a competitor from the retail market. Applicants point out that this is true for any horizontal merger in any industry. They indicate that if the elimination of a competitor were sufficient justification to deny a merger, the Guidelines and the structured analysis prescribed thereunder would have no purpose. (Applicant's Initial brief on reopening on market power issues, p. 21)

     Applicants indicate that Dr. Shepherd conjured up an "ideal market" and hypothesized CIPS' post-merger market share. This, they explained, is no substitute for a real analysis of the merger.

     Applicants and Staff also criticized Dr. Shepherd for assuming that market power concerns in other industries are applicable to the instant merger. (Applicants' initial brief on reopening on market power issues, pp. 25-26, Staff's initial brief on reopening, p. 14)

     Staff notes that CUB relies on its Late-Filed Exhibit 1 as evidence that CIPS is engaging in anti-competitive behavior by signing industrial customers to discount rate contracts. Staff asserts that without additional information (e.g. length of contracts, presence of opt-out clauses, revenue to CIPS, effect on captive customers if the industrial customers left CIPS system), it is not possible to conclude whether the contracts are anti-competitive. (Reply brief on reopening, p. 4)

     Staff also notes that CUB recommends in its initial brief that divestiture of generation assets be imposed as a condition of the merger. Staff indicates that there is no support in the record for this condition. Staff points out that no witness, including Dr. Shepherd, advocated approval of the merger on this condition. (Reply brief on reopening, p. 10)

     5. Commission's Conclusion

     The Commission notes that some of the HHI market power concentration indices calculated by Applicants and Staff were above the "safe harbor" limits set forth in the Guidelines. Under the Guidelines, such results should trigger examination of other factors that either address the potential for adverse competitive effect or that could mitigate or counterbalance the potential competitive harm. Such further analyses were performed in this case. In the Commission's view, the analyses performed by Applicants and Staff of additional factors affecting market power sufficiently ameliorate the concerns raised by the HHI analyses. In particular, their further analyses amply demonstrate that the merger should be approved with no market power conditions for the following reasons: (1) Applicants lack control over relevant entry barriers; (2) Applicants' open access transmission tariff will increase transaction opportunities; (3) Applicants have committed to form or participate in a regional ISO; (4) the different terms and conditions under which electricity is sold make it difficult for multiple competitors to coordinate pricing and output; (5) CIPS' interconnections with its neighbors are strong; (6) UE and CIPS together are interconnected with many bulk power suppliers in the region; and (7) CIPS and UE are in a very competitive market for generation. Accordingly, the Commission concludes that no market power conditions should be imposed on the merger.

     The Commission rejects CUB's recommendations to deny the merger or, in the alternative, to require immediate divestiture of generation as a condition of the merger. CUB's witness raised some concerns about the emergence of competition in the early stages of retail wheeling. Drawing on observations from other industries, Dr. Shepherd argued that the electric generation market would likely be highly concentrated for some time after the initiation of retail wheeling. In comparison, the witnesses tendered by Staff and Applicants have done more thorough analyses that take into account the specific circumstances and mitigating factors inherent in the electric generation market. For example, Staff and Applicants have shown that there is a lack of entry barriers into the retail electric generation market.

     To a large extent, CUB relied on speculation and unsupported generalization. For example, Dr. Shepherd asserted that electric utilities will essentially collude to maintain high electric rates and that electric utilities would refrain from competing against each other. Such assertions are completely unsubstantiated in the record. They also fail to recognize the large number of utility and non-utility generators that could compete for a given load under retail wheeling. CUB offers no credible theory to demonstrate the likelihood that such a large number of potential competitors would be able to so effectively collude in the manner suggested by CUB.

     CUB's position that utilities have already acted in an anti-competitive manner through the use of discount rates for large industrial customers is also without merit. This Commission has permitted utilities to use pricing flexibility for various reasons. First and foremost, discounts have been used to retain load that would otherwise be lost to co-generation and similar opportunities facing certain customers. Where the revenues earned by the utility exceed the cost of serving the specific customer, such discount rates provide a benefit to the utility and the customer receiving the discount, as well as the other customers served by the utility. The Commission cannot agree that any discount from the more standard rates charged by a utility is in any way proof of anti-competitive practices.

     With respect to conditioning the merger on generation divestiture, the Commission notes that no witness, including CUB's own witness, Dr. Shepherd, recommended that the Commission so condition this merger. Furthermore, the Commission finds insufficient justification for imposing the condition of generation divestiture on the merger approval.

VIII.  NO UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES

     Section 7-204 of the Act provides that before the Commission can approve any proposed reorganization, it must find that the reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers. Applicants contend that this requirement will be met by the proposed merger and reorganization.

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

     The organizational structure proposed by Applicants consists of the holding company, Ameren, as the parent company with UE, CIPS and CIC as its three subsidiaries. Prior to consummation of the merger, Ameren Services Corporation ("Ameren Services") will be incorporated in Missouri to serve as the service company for the Ameren system. A subsidiary of UE, Union Electric Development Corporation ("UEDC") will continue to own and invest in certain civic-related projects.

     Mr. Mill and Mr. Craig D. Nelson testified that following the merger, Applicants will put in place measures to assure that costs are fairly and reasonably allocated among the affiliated companies and that there will be no cross-subsidization of one affiliate by another. Each separate corporate affiliate in the Ameren system will have its own books, accounts and records maintained in accordance with generally accepted accounting principles, which will facilitate auditing of costs pertaining to affiliates, according to Mr. Nelson. Ameren's procedures in this regard will be subject to the SEC's review and approval. This Commission will also have jurisdiction. Mr. Nelson stated that CIPS will revise its procedures to the extent necessary to comply with the SEC's rules and requirements. Mr. Nelson indicated that CIPS has substantial experience in this area due to its relationship with CIPSCO. He noted that CIPS' current allocation procedures were approved by the Commission in Docket No. 86-0256, the proceeding in which the Commission approved the reorganization which resulted in the formation of CIPSCO. Order, Docket No. 86-0256, p. 38 (Oct. 7,
1987).

     The Commission concludes that the evidence establishes that the proposed merger and reorganization will not result in the unjustified subsidization of non-utility activities by UE and CIPS or their Illinois ratepayers.

IX. ALLOCATION OF COSTS AND FACILITIES BETWEEN UTILITY AND NON-UTILITY
OPERATIONS

     Section 7-204 also requires that before the Commission can approve any proposed reorganization, it must find that costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are included by the utility for ratemaking purposes. Applicants indicate that Ameren will have procedures in place to allow the Commission to identify specific costs associated with utility and non-utility activities, and thereby ensure that costs are fairly and reasonably allocated among such activities.

     On December 20, 1995, Ameren, UE, CIPS and CIC entered into a General Services Agreement (the "initial GSA") under which they propose to provide services to each other. The initial GSA was admitted into evidence as Applicants' Exhibit RJM-3 (Rev.). Applicants requested that the Commission find that the cost allocation principles reflected in the initial GSA were reasonable and in the public interest.

     The initial GSA provided that " . . . each Party shall furnish to any other Party personnel to provide or assist in providing services, as appropriate in the performance of

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

the purposes of the corporations." Section 2 of the initial GSA provided that any Party receiving services thereunder "shall reimburse the Providing Party the Cost of Service for all time spent in the performance of such services." Cost of Service was defined in Section 2 as "the total reasonable and necessary compensation paid by the Providing Party to the personnel performing the services for the time so spent, plus an equitable proportion of the reasonable and necessary annual overhead expenses of the Providing Party."

     Staff witness Smith testified that the lack of specificity in the initial GSA prevented him from assessing its impact on the parties thereto and ratepayers. Mr. Smith noted that the initial GSA did not identify the specific services to be supplied or the parties that will be supplying or receiving specific services. He further noted that the initial GSA did not contain any formulas showing how prices would be calculated.

     Mr. Smith indicated that if the merger is approved, affiliated transactions among the parties to the initial GSA would occur immediately after the consummation of the merger. Therefore, he recommended that the initial GSA be approved on an interim basis. Mr. Smith further recommended that Applicants be ordered to submit a new GSA for Commission approval within six months after the merger is consummated. He testified that the new GSA should identify specific services and products to be provided, the specific entities receiving the services and products, and specific formulas for calculating the prices to be paid. (Staff Ex. 5.00, p. 20)

     Applicants' witness Mill testified that Mr. Smith's recommendations are appropriate. He noted that Applicants have decided to form a service company, Ameren Services Company. He indicated that Applicants would prepare an addendum to the interim GSA under which Ameren Services Company would agree to be bound by the terms of the interim GSA. (App. Ex. RJM-5, p. 2) Staff did not object to such an addendum.

     A.  The Commission's Jurisdiction

     As noted above, the Commission requested that the parties address in the reopened record the terms and conditions of Applicants' proposed GSA and the potential loss of jurisdiction to the Securities and Exchange Commission ("SEC"). These issues were addressed in the reopened record by Applicants and Staff.

     With respect to the Commission's concerns regarding potential loss of jurisdiction to the SEC, Applicants explained that , to the extent the SEC has jurisdiction over the GSA and other transactions involving Applicants under the Public Utility Holding Company Act of 1935 ("PUHCA"), such jurisdiction is concurrent with, and does not preempt the Commission's jurisdiction over such transactions under the Public Utilities Act (the "Act").

     Applicants indicate that the decision in Ohio Power v. Federal Energy Regulatory Commission, 954 F. 2d 779 (D.C. Cir. 1992), cert. denied, 506 U.S. 981 (1992) should have no effect on the Commission's jurisdiction and/or authority over the GSA and any other non-power transactions or agreements that may occur in the future as a result of the consummation of the merger. The Ohio Power case involved an alleged inconsistency between rulings by the SEC and FERC with respect to certain coal costs incurred by Ohio Power Company. Applicants indicate that the issue was whether the SEC'S approval of the price paid by Ohio Power Company for coal purchased from an affiliated coal producer barred FERC from undertaking an independent evaluation of the reasonableness of that price for the purpose of determining the amount of costs recoverable by the utility through its wholesale fuel adjustment clause ("FAC"). The Court held that, as between the SEC and FERC, the SEC alone has the authority to review the price of goods purchased by one registered holding company affiliate from another. Applicants point out that the Court relied on Section 35.14(a)(7) of FERC's FAC regulations, which provides in pertinent part:

     Where the utility purchases fuel from a company-owned or controlled source, the price of which is subject to the jurisdiction of a regulatory body, such cost shall be deemed to be reasonable and includable in the adjustment clause.

Applicants indicate that the Court had an additional basis for its decision. The Court noted the contrast between "the SEC's specific statutory mandate [under
Section 13(b) of PUHCA] to establish a cost-based price for sales of goods between associates" and FERC's "general charge to establish just and reasonable wholesale electric rates" under the Federal Power Act. Applicants note that the Court stated that "of course, it is black letter law that when a conflict arises between specific and general provisions of the same legislation, the courts should give voice to Congress' specific articulation of its policies and preferences." 954 F. 2d at 784.

     In concluding that the Ohio Power decision should have no effect on the Commission's jurisdiction over the GSA and any other non-power agreements or transactions that may occur as a result of the merger, Applicants emphasize that Ohio Power does not address the question of whether and to what extent the SEC's jurisdiction over transactions among subsidiaries of registered holding companies preempts the authority of state regulatory agencies to regulate such transactions or review the reasonableness of costs incurred pursuant to such transactions.

     Applicants state that there is no statement of congressional intent in PUHCA to preempt state regulatory authority over public utilities in holding company systems. Applicants indicate that PUHCA expressly provides for concurrent state and federal regulation and reflects Congress' intent to "restore effective state regulation." North American Co. v. SEC, 327 U.S. 686, 704 (1946); Indiana and Michigan Power Company v. State, 275 N.W. 2d 450, 454 (Mich. 1979)

     Applicants further indicate that courts and state regulatory agencies have uniformly held that states retain the power to review and disallow costs associated with affiliated transactions, notwithstanding the SEC's authority under PUHCA to approve the underlying contracts. Applicants cite, among other decisions, Blackstone Valley Elec. Co. v. Public Utilities Comm'n, 486 A. 2d 617, 618-19 (R. I. 1985)

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

     Applicants state that, to the extent the Commission continues to have concerns regarding potential preemption of its authority with respect to affiliated interest transactions, such concerns should be eliminated by the adoption of the jurisdictional conditions which the Applicants have previously indicated they would accept. Applicants indicate that those conditions, which have already been approved by the Missouri Public Service Commission, are substantially the same as conditions recently accepted in similar circumstances by several other state commissions. (Initial brief on reopening regarding affiliate transaction issues, pp. 2 and 22-26) The jurisdictional conditions agreed to by Applicants are set forth in the Appendix to this Order.

     Staff similarly concluded that the SEC's jurisdiction over the GSA is concurrent with that of the Commission. (Initial brief on reopening, pp. 24-30). Staff also noted the Applicant's commitment to abide by the jurisdictional conditions mentioned above.

     The Commission concludes that, to the extent the SEC has jurisdiction over the GSA and other transactions involving Applicants under PUHCA, such jurisdiction is concurrent with, and does not preempt, the Commissions' jurisdiction over such transactions under the Public Utilities Act. The Commission accepts the Applicants' commitment to abide by the jurisdictional conditions set forth in the Appendix to this Order.

     B.  The Revised GSA

     In the reopened record, Applicants submitted a more detailed GSA in response to the concerns of Staff witness Smith regarding lack of specificity in the original GSA. The revised GSA was admitted into evidence as Applicants' Ex. WLB-2. Applicants' witness Baxter described the terms of the revised GSA. Mr. Baxter testified that the revised GSA sets forth the terms and conditions under which Ameren Services Company agrees to perform services for Ameren Corporation and its subsidiaries. Section 8 of the revised GSA states that companies within the Ameren system are not prohibited from performing services for each other. Mr. Baxter indicated that this situation is expected to occur infrequently. He indicated that if such services are provided, they will be provided under the same conditions and terms as set out for Ameren Services Company. Schedule 1 of the revised GSA lists the expected services to be provided by each function/department of Ameren Services Company.

     Section 3 of the revised GSA provides that Ameren Services Company shall be paid the cost of the services it provides, computed in accordance with applicable SEC rules and regulations. Section 3 indicates that the compensation to be paid shall include direct charges and allocated costs. Schedule 2 sets forth the expected allocation factors that will be used to allocate direct costs. Mr. Baxter described the method for allocating indirect costs, which he described as those costs of a general overhead nature that cannot be separately identified to a single or group of companies within the Ameren system. He indicated that departmental indirect costs will be allocated to Ameren Corporation and its subsidiaries based on the ratio of total direct and allocated direct costs charged to each company by each Ameren Services Company department. He stated that corporate indirect costs will be allocated on the basis of total billings to Ameren Corporation and its subsidiaries. (Applicants' Ex. WLB-1, pp. 3-4)

     Staff witness Smith testified that the SEC's criteria for determining cost (17 CFR 250.91) is consistent with the Commission's policy. (Staff Ex. 21.0, pp. 8-9) Mr. Baxter indicated that he is unaware of any significant differences between the SEC's policy on cost and that which could be utilized by the Commission in any rate proceeding. (Applicants' Ex. WLB-1, p.15)

     The only objection raised by Mr. Smith as to the provisions of the revised GSA concerns Applicants' proposed use of revenues as a cost allocation factor. Mr. Smith testified that revenues should not be used as an allocation factor since they reflect prices paid, rather than cost incurred. (Staff Ex. 21.0, pp. 6-8) In response, Mr. Baxter indicated that Applicants will not use revenues as an allocation factor. (Applicants' Ex. WLB-4, p. 6)

     The Commission concludes that the revised GSA is reasonable and in the public interest and should be approved on the condition that revenues should not be used as a factor to allocate costs thereunder.

     C.  Other Matters

     Mr. Smith recommended that the relevant books and records of Ameren corporation and its affiliates, as well as the independent auditor's workpapers as needed by Staff, be made available either in the Springfield or St. Louis offices of Applicant. (Staff Ex. 21.0, p. 2) Applicants agreed to this recommendation. Mr. Baxter indicated that to the extent there are relevant books and records at other locations, Applicants would work with Staff to make them available in Springfield, St. Louis, or elsewhere, if mutually acceptable. (Applicants' Ex. WLB-4, p.2)

     Staff initially requested that Applicants maintain separate sub-accounts for all accounting entries resulting from transactions with affiliates. Applicant's accounting system does not allow for the maintenance of records in this manner. Applicants indicated that their accounting system does enable them to identify the specific affiliated company source of each charge to each account, and that this information would be available to Staff, potentially within one day after the Applicants' books are closed at the end of each month. Staff agreed to Applicants' proposal. (Staff Ex. 21.0, p. 6; Applicants Ex. WLB-4, pp. 5-6)

     Staff recommended that the Commission require, as a condition of the approval of the GSA and the proposed reorganization, that Staff should be provided access to all books and records of CIPS,UE and their affiliates to enable Staff to determine whether there have been any transactions with or impact on CIPS or UE. (Initial brief on reopening, pp. 19-20) Staff witness Smith testified that this condition is necessary to enable Staff to verify charges and allocations under the GSA and to protect against the subsidization of non-utility activities by CIPS, UE or their customers. Mr. Smith explained that Ameren Services Company could possibly perform services for a non-utility company and fail to charge it for appropriate costs. He indicated that Staff could potentially discover this failure by inspecting the records of Ameren and its affiliates. (Staff Ex. 21.0, pp. 3-4) Staff stated that if its proposed condition is not adopted, it cannot conclude that the requirements of Sections 7-204(b) and (c) of the Act have been met (i.e., that the proposed reorganization will not result in the unjustified subsidization of non-utility activities by CIPS, UE or its customers, and that costs are fairly and reasonably allocated between utility and non-utility activities). (Initial brief on reopening, p. 19)

     Staff indicated that the Commission has previously approved the same scope of Staff access to the books and records of affiliated interests in MidAmerican Energy Company (Order in Docket No. 95-0353, September 5, 1996) Staff indicated that the Commission , over MidAmerican's objection, granted Staff access to all the books and records of MidAmerican's affiliated interests to enable Staff to determine whether there have been transactions between its affiliates and MidAmerican or any impact on MidAmerican. The requested access was imposed as a condition of the approval of affiliated interest contacts pursuant to Section 7-101(3) of the Act. Staff notes that the Commission concluded (Order, p. 19):

          The recommended access is necessary to enable Staff to ascertain whether there has been an unjustified subsidization of non-utility activities and to determine whether costs are fairly and reasonably allocated between utility and non-utility activities. The Commission fails to see how the requested access is inconsistent with Section 7-101(2) of the Act.

     Applicants agreed to provide the access to books and records requested by Staff, subject to Applicants' reservation of the right to object to the production of documents on any basis under applicable law and Commission rules. Staff opposes this reservation of rights, characterizing it as a "red herring.". Staff witness Smith testified that Staff requires access to all of the books and records of UE, CIPS and their affiliates and opposes any limitation on such access. (Staff Ex. 21.0, pp. 4-5)

     In response, Applicants pointed out that Staff's request for records may include documents covered by the attorney-client privilege or the attorney work product doctrine. They stated that disclosure of such information could constitute a waiver of a privilege with respect to other parties. They indicated that they should not be required to sacrifice their due process rights. They indicated that if Staff has a problem with a particular objection to a request for documents, Staff can bring the objection before the Commission for a resolution. (Applicants' initial brief on reopening regarding affiliate transaction issues, pp. 36-37)

     Applicants also contended that the MidAmerican case cited by Staff involved a different situation. Applicants indicated that the issue there was whether Staff was entitled to review the books and records of affiliates that did not have transactions with the utility. Applicants stated that they do not contest access to such materials. Rather, they asserted that they have raised the narrower point of reserving the right to object under applicable law and Commission rules. (Reply brief on reopening, p 12)

     The Commission concludes that Staff's requested access to the books and records of CIPS, UE and their affiliates should be approved, subject to the reservation of Applicants' right to object to the production of documents on any basis under applicable law and Commission rules. Applicants cannot be required to produce documents to Staff if such production is contrary to law or Commission rules. If Applicants object in the future to the production of documents and Staff determines that the objection has no merit, Staff can bring the objection before the Commission. If the Commission finds that Applicants' objection is not well-founded, the Commission can compel Applicants to produce the requested material.

     Applicants also request that the Commission terminate, upon consummation of the merger, certain conditions for transactions among CIPS and its affiliates that the Commission established in its Order on Reopening in Docket No. 86-0256, the proceeding in which the Commission approved the establishment of CIPSCO as the holding company for CIPS. In this context, the Commission defined affiliate to include "only [CIPSCO] and any non-utility company a majority of whose stock is owned by [CIPSCO]." Order on Reopening, p. 16. Applicants made this request in light of the new arrangements that will be required by the merger, which are subject to the approval of the SEC and this Commission. Staff witness Smith agreed that the conditions imposed in Docket No. 86-0256 should be terminated. No party objected to the termination of those conditions.

     The Commission finds that the conditions for transactions among CIPS and its affiliates established in the Order on Reopening in Docket No. 86-0256 are no longer appropriate and should be terminated.

     The Commission finds that the evidence demonstrates that the Applicants will maintain such procedures and controls as are required by the Act to permit a fair and reasonable allocation of costs and facilities between utility and non-utility operations.

X. ABILITY TO RAISE CAPITAL ON REASONABLE TERMS AND TO MAINTAIN A REASONABLE CAPITAL STRUCTURE

     Section 7-204 provides that before the Commission can approve a proposed reorganization, the Commission must further find that "the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure." Additionally, Section 6-103 of the Act provides that, in any reorganization of a public utility, "the amount of capitalization [of the public utility], including . . . all stocks and stock certificates and bonds, notes and other evidences of indebtedness, shall be such as is authorized by the Commission." Section 6-103 also requires that, in approving the utility's capitalization in a reorganization, the Commission must find that the amount of capitalization does not exceed the fair value of the property involved.

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

     Applicants offered evidence that CIPS and UE should be able to attract capital on favorable terms and conditions after the merger. Applicants' witness Craig D. Nelson testified that CIPS' financial position as a high-quality credit risk should remain stable, and that CIPS' debt should be attractive to investors. (App. Ex. CDN-1, p. 7) According to Applicants' witness Birdsong, UE's position is similarly attractive. Further, evidence offered by Applicants indicated that the increased market capitalization and earning power of Ameren will make its equity more attractive to investors. Mr. Nelson indicated that the predictability of dividend practice provides an additional element of stability.

     Evidence submitted by Applicants shows that both CIPS and UE have conservative capital structures, consistent with a AA first mortgage bond rating. Applicants' Exhibit CDN-3 indicates that as of June 30, 1995, CIPS' capital structure consisted of common equity 50.2%, preferred stock 7.1% and long-term debt 42.7%, while UE's capital structure consisted of common equity 52.1%, preferred stock 5.1% and long-term debt 42.8%. The merger will produce only minor changes in those capital structures, and the post-merger capital structures will be reasonable, according to Mr. Nelson and Mr. Koertner.

     Applicants presented their proposed capital structure and forecasted capital requirements in Exhibits CDN-4, CDN-6, JEB-8 and JEB-9. No party raised an objection to the Applicants' proposed capital structures.

     The Commission finds that the proposed merger will not significantly impair the ability of CIPS and UE to raise necessary capital on reasonable terms or to maintain a reasonable capital structure. The Commission further finds that the capitalization proposed for CIPS and UE is reasonable and should be approved for purposes of the reorganization only. The amounts of the capitalization for CIPS and UE do not exceed the fair market values of their respective properties. The Commission makes no finding with regard to the reasonableness of CIPS' or UE's capital structure for ratemaking purposes.

XI. CIPS AND UE WILL REMAIN SUBJECT TO ALL APPLICABLE LAWS, REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES

     Before it can approve a proposed reorganization, the Commission must find that "the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities." 220 ILCS 5/7-204(e). Since Applicants' proposed transfer of the service area from UE to CIPS has been denied, both CIPS and UE will continue to be regulated as Illinois public utilities after the merger and reorganization. The Commission finds that CIPS and UE will be subject to the laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities after the merger and reorganization.

XII. THE JOINT DISPATCH AGREEMENT

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

     CIPS and UE will jointly dispatch their electric generating resources pursuant to a Joint Dispatch Agreement. (App. Ex. GWM-6 (Rev.)) They require the Commission's approval to enter into the Joint Dispatch Agreement pursuant to
Section 7-101(3) of the Act.

     Applicants' witness Moorman testified that the Joint Dispatch Agreement will allow CIPS and UE to achieve substantial economies, which were estimated to be approximately $92 million over the next ten years.

     In its brief on exceptions to the Hearing Examiner's Second Proposed Order, QST contended that the Commission lacked jurisdiction to approve the Joint Dispatch Agreement. QST's exceptions in this regard are beyond the scope of exceptions to the Second Proposed Order. The parties were instructed to only address the issues considered in the reopened record of this proceeding. The time for submitting exceptions pertaining to the Joint Dispatch Agreement has long since passed. Therefore, QST's exceptions on this issue will not be considered.

     The Commission finds that the entry of CIPS and UE into the Joint Dispatch Agreement is prudent, reasonable, and in the public interest and consents thereto.

XIII.  FINDINGS AND ORDERING PARAGRAPHS

     The Commission, having considered the entire record, is of the opinion and finds that:

     CIPS is an Illinois corporation providing electric and natural gas services in Illinois as a public utility within the meaning of the Act;

     (1) Union Electric is a Missouri corporation providing electric and natural gas services in Illinois as a public utility within the meaning of the Act;

     (2) CIPSCO is an Illinois corporation formed as the holding company parent of CIPS;

     (3) Ameren was formed by CIPSCO and UE for the purpose of consummating the proposed merger and reorganization and becoming the public utility holding company for UE and CIPS after the merger;

     (4) the Commission has jurisdiction over CIPS, CIPSCO and UE and over the subject matter hereof;

     (5) the recitals of fact and conclusions reached in the prefatory portion of this Order are supported by the evidence of record and are hereby adopted as findings of fact;

     (6) the evidence demonstrates that the proposed merger should reasonably be granted and that the public will be convenienced thereby;

     (7)  the Applicants have supplied the information required of them by
          Section 7-204A of the Act;

     (8)  the proposed merger and reorganization meets the criteria set forth in
          Section 7-204 of the Act in that:

          (a) the proposed merger and reorganization will not diminish the ability of CIPS and UE to provide adequate, reliable, efficient, safe and least-cost public utility service;

          (b) the proposed merger and reorganization will not result in unjustified subsidization of non-utility activities by CIPS and UE or its customers;

          (c) costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in a manner such that the Commission may identify those costs and facilities which are properly included by UE and CIPS for ratemaking purposes;

          (d) the proposed merger and reorganization will not significantly impair the ability of CIPS and UE to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

          (e) CIPS' and UE's Illinois utility operations will be subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

     (1) the joint application of CIPSCO, CIPS and UE for approval of the merger and reorganization should be approved subject to the following conditions that are necessary to protect the interests of CIPS, UE and their customers:

          (a) Applicants' proposed merger cost recovery and sharing savings plan is not approved;

          (b) CIPS and UE shall file a rate case or alternative regulatory plan within six months after the closing of the merger; CIPS and UE shall provide the information listed in Part 285 when they file their rate cases or alternative regulatory plans; the ratemaking treatment of merger-related costs and savings to be adopted in the rate case or alternative regulatory plan proceeding should reflect an appropriate sharing of net merger savings between Ameren and the ratepayers of CIPS and UE;

          (c) Applicants' proposed transfer of UE's existing Illinois electric and gas service area and certain related facilities to CIPS is not approved;

          (d) Applicants shall abide by the jurisdictional conditions set forth in the Appendix to this Order;

          (e) Applicants shall provide access to Staff to all the books and records of CIPS, UE and their affiliates, subject to Applicants' reservation of the right to object to the production of documents on any basis under applicable law and Commission rules;

     (2) the reorganization, consisting of the merger of CIPSCO into Ameren and UE with Arch Merger, is in the public interest and the consent, authority and approval of this Commission should be granted for the proposed reorganization, and the performance of the Merger Agreement, subject to the conditions set forth in Finding (10);

     (3) if legislation becomes effective that would arguably affect the Commission's authority to require that UE and CIPS file a rate case or alternative regulatory plan within six months after the consummation of the merger, UE and CIPS should file a petition with the Commission requesting that this requirement be modified or eliminated, as appropriate;

     (4) the revised General Services Agreement, in the form of Applicants' Exhibit WLB-2, is reasonable and in the public interest and should be approved, subject to the condition that revenues shall not be used as a factor to allocate costs thereunder and to condition (e) in Finding
          (10) above;

     (5) the conditions for transactions among CIPS and its affiliates that are contained in the Order in Docket No. 86-0256 (the Order in which CIPS was permitted to reorganize by establishing CIPSCO as its holding company) are no longer appropriate and, therefore, no longer required;

     (6) the Joint Dispatch Agreement, which would govern the allocation of costs and revenues related to the central dispatch of the combined CIPS and UE generating resources, is reasonable and should be approved; the Commission hereby consents to CIPS' and UE's entry into such agreement;

     (7) CIPS' and UE's post-merger capitalization is hereby approved for purposes of the merger and reorganization, but not for ratemaking purposes;

     (8) the accounting for the merger by the "pooling of interests" method is appropriate and should be approved;

     (9) the proposed merger and reorganization are unlikely to have a significant adverse impact on the competitiveness of existing and future Illinois retail markets; it is not necessary or appropriate to impose conditions on the merger in order to address any market power concerns;

     (10) consent, authority and approval of the Commission should be granted to CIPS, CIPSCO, UE and Ameren, to the extent necessary, to do any and all other things not contrary to law or to the rules and regulations of the Commission or inconsistent with the Application that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

     IT IS THEREFORE ORDERED that consent, authority and approval are hereby granted for the merger and reorganization of CIPSCO Incorporated, Central Illinois Public Service Company, Union Electric Company, Ameren Corporation and Arch Merger, Inc., by virtue of the merger of CIPSCO Incorporated with Ameren Corporation and Union Electric Company with Arch Merger, Inc., with Ameren Corporation remaining as the surviving holding company and Central Illinois Public Service Company and Union Electric Company remaining as public utilities in Illinois, subject to the conditions set forth in Finding (10) hereinabove.

     IT IS FURTHER ORDERED that consent, authority and approval are hereby granted for the performance of the Merger Agreement, subject to the conditions set forth in Finding (10) hereinabove.

     IT IS FURTHER ORDERED that Central Illinois Public Service Company and Union Electric Company shall file with the Commission written notice of completion of the merger and the effective date thereof within 30 days after the effective date of the merger.

     IT IS FURTHER ORDERED that Union Electric Company and Central Illinois Public Service Company shall comply with the requirement in Finding (12) of this Order.

     IT IS FURTHER ORDERED that the revised General Services Agreement, in the form of Applicants' Exhibit WLB-2, is hereby approved, subject to the conditions set forth in Finding (13) of this Order.

     IT IS FURTHER ORDERED that the entry by Central Illinois Public Service Company and Union Electric Company into the Joint Dispatch Agreement, which would govern the allocation of costs and revenues related to the central dispatch of the combined Central Illinois Public Service Company and Union Electric Company generating resources, is hereby approved.

     IT IS FURTHER ORDERED that CIPS' and UE's post-merger capitalization is hereby approved for purposes of the merger and reorganization, but not for ratemaking purposes.

     IT IS FURTHER ORDERED that the conditions for transactions among Central Illinois Public Service Company and its affiliates which are contained in the Order in Docket No. 86-0256 are hereby terminated.

     IT IS FURTHER ORDERED that Ameren Corporation is hereby authorized to account for the merger by the "pooling of interests" method.

     IT IS FURTHER ORDERED that consent, authority and approval of the Commission is granted to CIPSCO Incorporated, Central Illinois Public Service Company, Union Electric Company and Ameren Corporation, to the extent necessary, to do any and all other things not contrary to law or to the rules and regulations of the Commission or inconsistent with the Application that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

     IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this order is final; it is not subject to the Administrative Review Law.

     By order of the Commission this 10th day of September, 1997.



                                                         Chairman

                                    APPENDIX


     The Applicants will not object if the Commission approves the Merger subject to the following two conditions:

     1.   Retail Rate Authority.

          All contracts, agreements, tariffs or arrangements, including any amendments thereto, of any kind between CIPS or UE and any Affiliated Interest(s), as that term is defined in the Illinois Public Utilities Act, that are required to be filed with and/or approved by the SEC pursuant to the Public Utilities Holding Company Act, and/or FERC, pursuant to the Federal Power Act, as hereinafter amended, or the Natural Gas Act, as hereinafter amended, shall be conditioned upon the following without modification or alteration: Neither CIPS, UE, nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation

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

     or maintenance of any action in any forum, a decision or order of the Illinois Commission which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CIPS or UE in or as a result of a contract, tariff, agreement, arrangement or transaction with any Affiliated Interest on the basis that such expense, charge, cost or allocation has itself been filed with, accepted for filing, made effective or approved by the SEC and/or FERC or was incurred pursuant to a contract, tariff, arrangement, agreement or allocation method which was filed with, accepted for filing, made effective or approved by the SEC and/or FERC.

     2.   Affiliated Interest Authority.

          CIPS and UE will file with Illinois Commission all contracts, tariffs, agreements, arrangements or transactions between CIPS or UE and any Affiliated Interest(s) that require approval under Section 7-101 of the Illinois Public Utilities Act, irrespective of whether such contracts, tariffs, agreements, arrangements or transactions have been filed with, accepted for filing, made effective or approved by or are otherwise subject to the jurisdiction of the SEC and/or FERC. Neither CIPS, UE, nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Illinois Commission under
     Section 7-101 of the Illinois Public Utilities Act, as hereinafter amended, which pertains to a contract, tariff, agreement, arrangement or transaction between CIPS or UE and any Affiliated Interest on the basis that such contract, tariff, agreement, arrangement or transaction has been filed with, accepted for filing, made effective or approved, or is otherwise subject to the jurisdiction of the SEC and/or FERC.

                               STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION


Central Illinois Public Service Company  )
CIPSCO Incorporated                      )
Union Electric Company                   )  95-0551
                                         )
Joint application for approval of merger )
and reorganization.                      )


                               CONCURRING OPINION
                               ------------------


October 8,1997, concurring opinion filed by Commissioner Brent Bohlen to the Order entered September 10,1997:

     The Applicants introduced considerable evidence about cost savings that will be attained through the proposed reorganization and merger. In its order the Commission concludes that the proposal meets the required public convenience standard because the benefits to Illinois ratepayers from those cost savings are reasonably likely to exceed the burdens to those ratepayers. Those benefits would flow to ratepayers as a result of the rate case or alternative regulation proceeding that the companies have committed to file and that the Commission has required in its order.

     I am troubled, however, by the need to include the following finding in the Finding and Ordering Paragraphs of the order:

          (12) if legislation becomes effective that would arguably affect the Commission's authority to require that UE and CIPS file a rate case or alternative regulatory plan within six months after the consummation of the merger, UE and CIPS should file a petition with the Commission requesting that this requirement be modified or eliminated, as appropriate;

The Applicants raised the issue of the need for such a paragraph in APPLICANTS' INITIAL BRIEF ON REOPENING ON MARKET POWER ISSUES, June 25,1997, page 25, footnote 10. The pending legislation that raised the issue was Senate Bill 55, which passed the Illinois House last spring. (See APPLICANTS' REPLY BRIEF REGARDING EXCEPTIONS TO SECOND HEARING EXAMINER'S PROPOSED ORDER, page 7.) The language of Senate Bill 55 apparently referenced is:

     Sec. 16-111. Rates and restructuring transactions during mandatory transition period. (a) During the mandatory transition period, ... , the Commission shall not ... (iii) in any order approving any application for a merger pursuant to 7-204 that was pending as of May 16,1997, impose any condition requiring any filing for an increase, decrease, or change in, or other review of, an electric utility's rates;

The apparent reason for the language is to prevent a company from having to take a "double hit" of electric rate decreases, one from the rate case or alternative regulatory proceeding that would pass certain savings on to customers and a second from the residential rate reduction provisions of Sec. 16-111(b).

     With respect to this issue, it is important to note that Sec. 16-111(b) in Senate Bill 55 includes the following language:

     Provided, further, that any electric utility for which a decrease in base rates has been or is placed into effect between October 1,1996 and the dates specified in the preceding sentences of this subsection, other than pursuant to the requirements of this subsection, shall be entitled to reduce the amount of any reduction or reductions in its base rates required by this subsection by the amount of such other decrease.

This language is apparently in response to the decreases in electricity base rates of MidAmerican Energy Company (MidAmerican) ordered by the Commission since October 1, 1996. MidAmerican was formed by the merger of Iowa-Illinois Gas and Electric Company and Midwest Resources (See Docket No. 94-0439.). The Commission's order in that merger led to the filing by MidAmerican of an alternative regulatory proceeding (See Docket No. 96-0274.), which in turn led to the Commission's filing of Docket No. 96-0510. In Docket No. 96-0510 the Commission ordered MidAmerican to decrease its rates by approximately 12 percent. The above language in Sec. 16-111(b) would allow ratepayers to enjoy the merger benefits but would allow the company to credit those rate decreases against any rate cuts ordered by Sec. 16-111(b). This prevents the company from getting a "double hit" of rate decreases on top of rate decreases.

     One might suggest that it makes no difference whether the decrease comes from a rate case or from restructuring legislation. But there are two important differences. First, unless the rate case or alternative regulatory proceeding is actually done, one will not know the amount by which the rates would be decreased by such proceeding. The decreases might exceed those required in Senate Bill 55-style legislation. In MidAmerican the rate decreases as a result of the merger were about 12 percent. Second, and more important to some portions of the customer base, as currently written Senate Bill 55 provides mandatory rate decreases only for residential customers. Rate decreases as a result of a rate case or alternative regulatory proceeding presumably would be allocated to commercial and industrial customers as well as residential customers.

     I have some difficulty identifying entities that would have an interest in seeing that the language in Sec. 16-111(a)(iii) above is included in restructuring legislation. It would seem that only a party with a pending electric utility merger application before the Commission would have such an incentive. I believe that the instant application was the only electric utility merger case pending before the Commission on May 16, 1997. Could it be possible that the Applicants would seek legislative action that would vitiate their commitment to the Commission to file a rate case or alternative regulatory proceeding while the instant case was still pending? I trust not.

     Perhaps the potential move to a new regulatory environment would cause parties situated similarly to the Applicants to reconsider their commitment. But if that were the case, wouldn't such a party come before the Commission to amend or qualify its commitment to reflect this new position and afford the Commission the opportunity to properly weigh whether the standard for approval of the application is met under this new position? I trust so.

     It should be noted that the commitment to pass cost savings on to ratepayers by filing a rate case or alternative regulatory proceeding following approval of the instant application was also made by Central Illinois Public Service Company in its recent successful attempt to get Commission approval of certain actions in Docket No. 96-0345, which provided the utility with many millions of dollars in cost savings. (See CIPS Ex. WAK-8 at page 5 and CIPS Ex. RJM-5 at pp. 4-5 of Docket No. 96-0345.) The rate case or alternative regulatory proceeding ordered in the instant docket also would pass benefits from the approval of Docket No. 96-0345 on to ratepayers.

     Given the state of the record, with the commitment to file a rate case or alternative rate proceeding presented at least three times under oath in two separate proceedings, I can only assume that the Applicants intend to honor their word and that they have done nothing and will do nothing to influence legislation to in any way interfere with their commitment. I therefore concur with this Order's approval of the application and merger. But without the promised rate case or alternative regulatory proceeding, I have serious concern as to whether the public convenience standard would be met in the instant proceeding.

     It would seem that parties situated similarly to the Applicants could seek to have language adopted in restructuring legislation that would treat Commission-ordered merger rate case decreases in a manner like MidAmerican's rate decreases. In that way such applicants could keep their commitment to the rate case or alternative regulatory proceeding to allow all customers (i.e. commercial and industrial as well as residential) to benefit from the merger savings, and at the same time the credit for those decreases would protect such applicants from a "double hit" of rate decreases.

                                       3